SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                     United Payors & United Providers, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $ .01 Per Share
                         (Title of Class of Securities)

                                  911 319-10-1
                                 (CUSIP Number)

                                Mark Roppel, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                February 4, 2000
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 911 319-10-1

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          BCE Emergis Inc.
-------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                                                            (a) |_|
                                                            (b) |_|
-------------------------------------------------------------------------------
3         SEC Use Only
-------------------------------------------------------------------------------
4         Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).
          |-|
-------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Canada
-------------------------------------------------------------------------------
NUMBER OF      7    Sole Voting Power
SHARES              0
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       8    Shared Voting Power
EACH                5,709,032 shares
REPORTING      ----------------------------------------------------------------
PERSON         9    Sole Dispositive Power
WITH                0
               ----------------------------------------------------------------
               10   Shared Dispositive Power
                    0
-------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          5,709,032 shares
-------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          30.0%
-------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          CO
-------------------------------------------------------------------------------

CUSIP No. 911 319-10-1

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Jetco Inc.
-------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                                                            (a) |_|
                                                            (b) |_|
-------------------------------------------------------------------------------
3         SEC Use Only
-------------------------------------------------------------------------------
4         Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).
          |-|
-------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Delaware
-------------------------------------------------------------------------------
NUMBER OF      7    Sole Voting Power
SHARES              0
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       8    Shared Voting Power
EACH                5,709,032 shares
REPORTING      ----------------------------------------------------------------
PERSON         9    Sole Dispositive Power
WITH                0
               ----------------------------------------------------------------
               10   Shared Dispositive Power
                    0
-------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          5,709,032 shares
-------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          30.0%
-------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          CO
-------------------------------------------------------------------------------

CUSIP No. 911 319-10-1

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          BCE Inc.
-------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                                                            (a) |_|
                                                            (b) |_|
-------------------------------------------------------------------------------
3         SEC Use Only
-------------------------------------------------------------------------------
4         Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).
          |-|
-------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Canada
-------------------------------------------------------------------------------
NUMBER OF      7    Sole Voting Power
SHARES              0
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       8    Shared Voting Power
EACH                5,709,032 shares
REPORTING      ----------------------------------------------------------------
PERSON         9    Sole Dispositive Power
WITH                0
               ----------------------------------------------------------------
               10   Shared Dispositive Power
                    0
-------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          5,709,032 shares
-------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          30.0%
-------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          CO
-------------------------------------------------------------------------------

CUSIP No. 911 319-10-1

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          3588513 Canada Inc.
-------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                                                            (a) |_|
                                                            (b) |_|
-------------------------------------------------------------------------------
3         SEC Use Only
-------------------------------------------------------------------------------
4         Source of Funds (See Instructions) OO
-------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e).
          |-|
-------------------------------------------------------------------------------
6         Citizenship or Place of Organization      Delaware
-------------------------------------------------------------------------------
NUMBER OF      7    Sole Voting Power
SHARES              0
BENEFICIALLY   ----------------------------------------------------------------
OWNED BY       8    Shared Voting Power
EACH                5,709,032 shares
REPORTING      ----------------------------------------------------------------
PERSON         9    Sole Dispositive Power
WITH                0
               ----------------------------------------------------------------
               10   Shared Dispositive Power
                    0
-------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          5,709,032 shares
-------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
-------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          30.0%
-------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)
          CO
-------------------------------------------------------------------------------

Item 1.   Security and Issuer

          The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of United Payors & United Providers, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2275 Research Boulevard, 6th Floor, Rockville, Maryland 20850.

Item 2.   Identity and Background

          The persons listed in numbers 1 through 4 are the persons filing this joint statement.

1.        a.  BCE Emergis Inc. is a corporation incorporated under the Canada
              Business Corporations Act ("Emergis").

          b. The address of the principal office of Emergis is 1155 Rene-Levesque Boulevard West, Montreal, Quebec, Canada H3B 4T3.

          c. The principal business of Emergis is the delivery of network-centric Internet commerce business solutions that improve customer processes through the exchange of secure transactions.

          d. During the last five years, Emergis has not been convicted in any criminal proceeding.

          e. During the last five years, Emergis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.        a.  Jetco Inc. is a Delaware corporation ("Jetco").

          b. The address of the principal office is 1155 Rene-Levesque Boulevard West, Montreal, Quebec, Canada H3B 4T3.

          c.  Jetco is a wholly owned subsidiary of Emergis.

          d. During the last five years, Jetco has not been convicted in any criminal proceeding.

          e. During the last five years, Jetco has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.        a.  BCE Inc. is a corporation incorporated under the Canada
              Business Corporations Act ("BCE").

          b. The address of the principal office of BCE is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7.

          c. BCE is Canada's largest communications company and indirectly owns 64.8% of Emergis.

          d. During the last five years, BCE has not been convicted in any criminal proceeding.

          e. During the last five years, BCE has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

4.        a.  3588513 Canada Inc. is a corporation incorporated under the
              Canada Business Corporations Act ("3588513").

          b. The address of the principal office of 3588513 is 1000 rue de la Gauchetiere Ouest, Bureau 3800, Montreal, Quebec, Canada H3B 4Y7.

          c. 3588513 is a wholly owned subsidiary of BCE and owns 55.31% of Emergis directly and 9.49% of Emergis indirectly through two wholly owned subsidiaries.

          d. During the last five years, 3588513 has not been convicted in any criminal proceeding.

          e. During the last five years, 3588513 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Emergis, Jetco, BCE and 3588513 are referred to collectively in this
Schedule 13D as the "Reporting Persons". The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth on Exhibit A attached hereto, which Exhibit is incorporated herein by reference. Except as set forth on Exhibit A, all of the directors and executive officers of the Reporting Persons are citizens of Canada. During the last five years, to the knowledge of the Reporting Persons, no person named on Exhibit A with respect to that particular company has been
(i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          This Statement relates to a voting agreement entered into by certain stockholders of the Issuer (the "Stockholders") in favor of Emergis and Jetco (the "Voting Agreement"). Pursuant to the Voting Agreement, the Stockholders have agreed (a) to vote to approve the Merger (as defined in Item 4), the Merger Agreement (as defined in Item 4) and any transactions contemplated by the Merger Agreement and (b) to vote against any transaction pursuant to an Acquisition Proposal. An "Acquisition Proposal" is defined as any offer or proposal concerning any (i) merger, consolidation, business combination or similar transaction involving the Issuer, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Issuer or its subsidiaries representing 10% or more of the consolidated assets of the Issuer and its subsidiaries, (iii) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) of the Issuer or (iv) transaction in which any person shall acquire beneficial ownership or the right to acquire beneficial ownership or any "group" shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the outstanding voting capital stock of the Issuer. A copy of the Voting Agreement is filed herewith as Exhibit B to this Schedule 13D and is incorporated herein by reference.

Item 4.   Purpose of Transaction

          On February 4, 2000, Emergis, Jetco, the Issuer and Thomas L. Blair entered into an agreement and plan of merger (the "Merger Agreement"). Pursuant to the Merger Agreement, each outstanding share of the Common Stock will be converted into the right to receive US$27.00 at the effective time of the merger. Pursuant to the Merger Agreement, Jetco will merge with and into the Issuer (the "Merger") at the effective time. A copy of the Merger Agreement is filed herewith as Exhibit C to this Schedule 13D and is incorporated herein by reference. As a result of the Merger, the Issuer will continue as the surviving corporation, and Emergis will be the sole stockholder of the Issuer. Emergis requested the Stockholders to execute the Voting Agreement as an inducement to Emergis and Jetco to enter into the Merger Agreement. The Voting Agreement is intended to provide greater certainty that Emergis' acquisition of the Issuer will be consummated.

          If the Merger is consummated in accordance with the terms of the Merger Agreement, (i) the directors and officers of Jetco immediately prior to the effective time of the Merger will become the initial directors and officers of the surviving corporation, respectively, (ii) the Certificate of Incorporation of the Issuer shall be amended and restated to read as the

Certificate of Incorporation of Jetco as in effect immediately prior to the effective time of the Merger, except that Article I, relating to the name of the Issuer, and Article X, relating to the indemnification of the directors and officers, shall remain unchanged and (iii) the By-laws of Jetco, as in effect immediately prior to the effective time of the Merger, shall be the By-laws of the surviving corporation. Additionally, the Common Stock will be deregistered under the Securities Act of 1933 and delisted from The Nasdaq National Market.

          Except as set forth above, neither the Reporting Persons, nor any person controlling such companies, nor any of the persons named on Exhibit A, has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          As a result of the Voting Agreement, the Reporting Persons may be deemed to each be the beneficial owner of 5,709,032 shares of Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 30.0% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on February 4, 2000).

          The Stockholders who signed the Voting Agreement retain the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

          To the knowledge of the Reporting Persons, neither the Reporting Persons nor any other person referred to in Exhibit A hereto beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

          Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the holders of the Issuer's outstanding shares of Common Stock and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Jetco will merge with and into the Issuer, with the Issuer continuing as the surviving corporation, and each issued and outstanding share of Common Stock, other than shares owned by Emergis or the Issuer, will be converted into the right to receive US$27.00, without interest.

          Pursuant to the Voting Agreement, each Stockholder has agreed that, at the Issuer's stockholders' meeting or any meeting of the stockholders of the Company, such Stockholder will vote all of the shares of Common Stock held by such Stockholder (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against any transaction pursuant to an Acquisition Proposal or any other action, proposal, agreement or transaction that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which would result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled.

          The obligations of the Stockholders under the Voting Agreement terminate upon the earlier of (i) the effective time of the Merger or (ii) 180 days after the termination of the Merger Agreement in the case of termination that entitles Emergis to a termination fee under the Merger Agreement or (iii) on the date of termination, in the case of termination for any other reason.

          The descriptions herein of the Voting Agreement and the Merger Agreement are qualified in their entirely by reference to such agreements, copies of which are filed hereto as Exhibits B and C respectively, and which are specifically incorporated herein by reference in their entirety.

          Concurrently with the execution of the Merger Agreement and the Voting Agreement, Thomas L. Blair, the Chairman and Co-Chief Executive Officer of the Issuer ("TLB"), and Edward S. Civera, President and Co-Chief Executive Officer of the Issuer ("ESC") executed an option agreement (the "Option Agreement") in favor of Emergis and Jetco, a copy of which is filed herewith as Exhibit D to this Schedule 13D and is incorporated herein by reference. Pursuant to the Option Agreement in the event that a named third party exercises its option to purchase 2,250,000 shares of Common Stock of the Issuer from TLB, Emergis and Jetco have an irrevocable option to require TLB to purchase 2,250,000 shares of Common Stock of the Issuer from Independent Divestment Trust. In the event that an Acquisition Proposal is received by the Issuer, Emergis and Jetco also have an irrevocable option to require ESC to exercise employee stock options to purchase 640,625 shares of Common Stock of the Issuer. As a condition to exercising these options, Emergis must, by way of loans, to each of TLB and ESC, respectively, make available the funds necessary to purchase such shares of Common Stock of the Issuer. As security for the granting of these loans, each of TLB and ESC have agreed to pledge such shares of Common Stock to Emergis. Any shares of Common Stock of the Issuer purchased by TLB and ESC under the Option Agreement will be voted by TLB and ESC in accordance with the terms of the Voting Agreement.

          Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

Exhibit A   Directors and Officers of the Reporting Persons.

Exhibit B   Voting Agreement entered into by various stockholders in favor of
            Emergis and Jetco, dated February 4, 2000.

Exhibit C   Merger Agreement among Emergis, Jetco, the Issuer and Thomas L.
            Blair dated February 4, 2000.

Exhibit D   Option Agreement entered into by Thomas L. Blair and Edward S.
            Civera in favor of Emergis and Jetco, dated February 4, 2000.

Exhibit E   Joint Filing Agreement between the Reporting Persons pursuant to
            Rule 13d-1(k)(l)(iii).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000

                                       BCE EMERGIS INC.

                                       By: /s/ Monique Mercier
                                          -------------------------------------
                                          Name:  Monique Mercier
                                          Title: Senior Vice President, Law and
                                                 Corporate Secretary

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000

                                       JETCO INC.

                                       By: /s/ Francois Cote
                                          -------------------------------------
                                          Name:  Francois Cote
                                          Title: President and Chairman

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000

                                       BCE INC.

                                       By: /s/ Marc J. Ryan
                                          -------------------------------------
                                          Name:  Marc J. Ryan
                                          Title: Corporate Secretary

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000

                                       3588513 CANADA INC.

                                       By: /s/ Marc J. Ryan
                                          -------------------------------------
                                          Name:  Marc J. Ryan
                                          Title: Secretary

                                    Exhibit A


                   Directors and Officers of BCE Emergis Inc.

     Name                 Business Address             Principal Occupation
     ----                 ----------------             --------------------

William D. Anderson  BCE Inc.                          Chief Financial Office,
Director             1000 de La Gauchetiere West       BCE Inc.
                     Bureau 3700
                     Montreal, Quebec
                     Canada H3B 4YZ

Micheline Charest    Cinar Corporation                 Chairman & Co-CEO,
Director             1055 Rene-Levesque Blvd. East     Cinar Corporation
                     Suite 800
                     Montreal, Quebec
                     Canada H2L 4S5

Pierre Ducros        P. Ducros & Associates            Engineer
Director             1155 Rene-Levesque Blvd. #1012
                     Montreal, Quebec
                     Canada H3B 2J2

Robert Kearney       P.O. Box 542                      Director
Director             Knowlton, Quebec
                     Canada JQE 1VO

Jean C. Monty        BCE Inc.                          President and Chief
Director             1000 rue de La Gauchetiere Ouest  Executive Officer, BCE
                     3700                              Inc.
                     Montreal Quebec
                     Canada H3B 4Y7

Richard J. Renaud    Wynchurst Capital                 Executive
Director             1 Place Ville Moise
                     Suite 3303
                     Montreal, Quebec
                     Canada

Gedas A. Sakus       46 Pheasant Lane                  Director
Director             Toronto, Ontario
                     Canada M9A 1T4

W. Brian Edwards     BCE Emergis Inc.                  President & CEO,
Director and         1155 Rene-Levesque Blvd. West     BCE Emergis Inc.
President & CEO      Montreal, Quebec
                     Canada H3B 4T3

     Name                 Business Address             Principal Occupation
     ----                 ----------------             --------------------

C. Wesley M. Scott   483 Bay Street                    Chief Corporate Officer,
                     Floor 19 South                    BCE Inc.
                     Toronto, Ontario
                     Canada M5G 2E1

Christian Trudeau    BCE Emergis Inc.                  Executive Vice President
                     1155 Rene-Levesque Blvd. West     & COO, BCE Emergis Inc.
                     Montreal, Quebec
                     Canada H3B 4T3

Barry V. Engel       BCE Emergis Inc.                  Senior Vice President,
                     1155 Rene-Levesque Blvd. West     Corporate Affairs, BCE
                     Montreal, Quebec                  Emergis Inc.
                     Canada H3B 4T3

Donald W. MacKeigan  BCE Emergis Inc.                  Chief Financial Officer,
                     1155 Rene-Levesque Blvd. West     BCE Emergis Inc.
                     Montreal, Quebec
                     Canada H3B 4T3

Monique Mercier      BCE Emergis Inc.                  Senior Vice President,Law
                     1155 Rene-Levesque Blvd. West     and Corporate Secretary,
                     Montreal, Quebec                  BCE Emergis Inc.
                     Canada H3B 4T3

                      Directors and Officers of Jetco Inc.

    Name                       Business Address          Principal Occupation
    ----                       ----------------          --------------------

Francois Cote        BCE Emergis Inc.                  Senior Vice President,
Director,            1155 Rene-Levesque Blvd. Ouest    M&A, BCE Emergis Inc.
Chairman and         Montreal, Quebec
President            Canada H3B 4T3

Monique Mercier      BCE Emergis Inc.                  Senior Vice President,
Director, Secretary  1155 Rene-Levesque Blvd. Ouest    Law and Corporate
and Treasurer        Montreal, Quebec                  Secretary, BCE
                     Canada H3B 4T3                    Emergis Inc.

                       Directors and Officers of BCE Inc.

     Name                      Business Address          Principal Occupation
     ----                      ----------------          --------------------

Ralph MacKenzie     Valleydene Corporation Limited     President
Barford             1903-20 Eglinton Avenue West
Director            P.O. Box 2026
                    Toronto Ontario
                    Canada M4R 1K8

Micheline Charest   CINAR Corporation                  Chairman and Co-CEO
Director            1055 Rene-Levesque Blvd. East
                    Suite 800
                    Montreal, Quebec
                    Canada H2L 4S5

Richard J. Currie   George Weston Limited              President
Director            22 St. Clair Avenue East
                    Suite 2001
                    Toronto, Ontario
                    Canada M4T 2S7

Donna S. Kaufman    2 St. Claire Avenue East           Lawyer, Corporate
Director            800                                Director
                    Toronto, Ontario
                    Canada M4T 2T5

Thomas E. Kierans   100 Richmond Street West           Chairman
Director            331
                    Chairman and CEO
                    Can. Inst. for Advanced
                    Research
                    Toronto, Ontario
                    Canada M5H 3K6

Brian M. Levitt     600 de Maisonneuve Blvd. West     President and Chief
Director            19th Floor                        Executive Officer
                    Montreal, Quebec
                    Canada H3A 3K7

Judith Maxwell      250 Albert                        Economist
Director            600
                    Ottawa, Ontario
                    Canada K1P 6M1

     Name                      Business Address          Principal Occupation
     ----                      ----------------          --------------------

John H. McArthur    Harvard University                 Dean Emeritus
Director            Graduate School of Bus. Admin.
                    Soldiers Field
                    Boston, Massachusetts  02163
                    USA

J. Edward Newall    Newall & Associates                Chairman
Director            2015 Bankers Hall
                    855 2nd Street S.W.
                    Calgary, Alberta
                    Canada T2P 4J7

Guy Saint-Pierre    Groupe SCN-Lavalin Inc.            Chairman of the Board
Director            455, Rene-Levesque Blvd. West
                    21st Floor
                    Montreal, Quebec
                    Canada H2Z 1Z3

Paul M. Tellier     Canadian National Railway Co.      President and Chief
Director            935 rue de La Gauchetiere Ouest    Executive Officer
                    16th Floor
                    Montreal Quebec
                    Canada H3B 2M9

Lynton R. Wilson    BCE Inc.                           Chairman of the Board
Director            181 Bay Street
                    4700
                    BCE Place P.O. Box 794
                    Toronto, Ontario
                    Canada M5J 2T3

Victor L. Young     70 O'Leary Avenue                  Chairman and Chief
Director            P.O. Box 550                       Executive Officer
                    St. John's Newfoundland
                    Canada A1C 5L1

William D.          BCE Inc.                           Chief Financial Officer
Anderson            1000 rue de La Gauchetiere Ouest
                    3800
                    Montreal, Quebec
                    Canada H3B 4Y7

     Name                Business Address                Principal Occupation
     ----                ----------------                --------------------

Michael T. Boychuk  BCE Inc.                           Corporate Treasurer
                    1000 rue de La Gauchetiere Ouest
                    3700
                    Montreal, Quebec
                    Canada H3B 4Y7

Jean C. Monty       BCE Inc.                           President and Chief
                    1000 rue de La Gauchetiere Ouest   Executive Officer
                    3700
                    Montreal, Quebec
                    Canada H3B 4Y7

Peter J.M.          BCE Inc.                           Chief Strategy Officer
Nicholson           1000 rue de La Gauchetiere Ouest
                    3700
                    Montreal, Quebec
                    Canada H3B 4Y7

Barry W. Pickford   BCE Inc.                           Vice President, Taxation
                    1000 rue de La Gauchetiere Ouest
                    3700
                    Montreal, Quebec
                    Canada H3B 4Y7

Marc J. Ryan        BCE Inc.                           Corporate Secretary
                    1000 rue de La Gauchetiere Ouest
                    3800
                    Montreal, Quebec
                    Canada H3B 4Y7

Martine Turcotte    BCE Inc.                           Chief Legal Officer
                    1000 rue de La Gauchetiere Ouest
                    3800
                    Montreal, Quebec
                    Canada H3B 4Y7

                  Directors and Officers of 3588513 Canada Inc.

     Name                  Business Address              Principal Occupation
     ----                  ----------------              --------------------

David G. Masse       1000 rue de La Gauchetiere Ouest  Assistant Corporate
                     4100                              Secretary, BCE Inc.
                     Montreal, Quebec
                     Canada H3B 5H8

Marc J. Ryan         1000 rue de La Gauchetiere Ouest  Corporate Secretary,
                     3800                              BCE Inc.
                     Montreal, Quebec
                     Canada H3B 5H8

Martine Turcotte     1000 rue de La Gauchetiere Ouest  Chief Legal Officer,
                     3800                              BCE Inc.
                     Montreal, Quebec
                     Canada H3B 4Y7

William D.           1000 rue de La Gauchetiere Ouest  Treasurer
Anderson             3800
                     Montreal, Quebec
                     Canada H3B 4Y7

Barry W. Pickford    1000 rue de La Gauchetiere Ouest  Assistant Treasurer
                     3700
                     Montreal, Quebec
                     Canada H3B 4Y7

Marc J. Ryan         1000 rue de La Gauchetiere Quest  Secretary
                     3800
                     Montreal, Quebec
                     Canada H3B 4Y7

C. Wesley M. Scott   483 Bay Street                    Chairman of the Board
                     Floor 19 South
                     Toronto, Ontario
                     Canada M5G 2E1

Martine Turcotte     1000 rue de La Gauchetiere Ouest  President
                     3800
                     Montreal, Quebec
                     Canada H3B 4Y7

                                                                       EXHIBIT B


                                                                  EXECUTION COPY

                               VOTING AGREEMENT

            VOTING AGREEMENT, dated as of February 4, 2000 (this "Agreement"), in favor of BCE EMERGIS INC., a corporation organized under the laws of Canada ("Parent") and JETCO INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Subsidiary"), granted by the stockholders whose names appear on the signature pages of this Agreement (each a "Stockholder" and collectively the "Stockholders").

            WHEREAS, as of the date hereof and except as noted on Exhibit A hereto, each Stockholder represents and warrants to Parent that he owns of record and beneficially, without encumbrance, and has the sole power to vote, the number of shares of common stock, par value $0.01 per share ("Company Common Stock"), of United Payors & United Providers, Inc., a Delaware corporation (the "Company ") as set forth opposite such Stockholder's name on Exhibit A hereto (all such Company Common Stock and any shares of Company Common Stock of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the "Shares"); and

            WHEREAS, Parent, Subsidiary and the Company propose to enter into an Agreement and Plan of Merger, dated as of even date herewith (as the same may be amended from time to time, the "Merger Agreement"; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement), a draft of which has been made available to each Stockholder and which provides, upon the terms and subject to the conditions thereof, for the merger of the Subsidiary with and into the Company (the "Merger");

            NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

      1. Transfer of Shares. No Stockholder shall, directly or indirectly, (a) sell, pledge or otherwise dispose of or encumber any or all of such Stockholder's Shares, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement with respect to any Shares or grant any proxy with respect thereto or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Shares.

      2. Voting of Shares. (a) Each Stockholder, by this Agreement, with respect to the Shares set out in Exhibit A hereto (except as noted on Exhibit A hereto) and any Shares hereinafter acquired by such Stockholder, does hereby agree that, at the Company Stockholders' Meeting or any meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, such Stockholder shall vote all of such Stockholder's Shares (i) in favor of the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and this Agreement, and (ii) against any transaction pursuant to an Acquisition Proposal (as set forth below in Section 3) or any other action, proposal, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled.

            (b) The obligations of the Stockholders under this Agreement shall terminate upon the earlier of (i) the Effective Time and (ii) (A) 180 days after the termination of the Merger Agreement in case of termination pursuant to Sections 8.01(d) or 8.01(e) of the Merger Agreement, or (B) on the date of termination in the case of termination of the Merger Agreement for any other reason. Nothing in this Section 1.02(c) shall relieve any party of liability for any breach of this Agreement.

      3. Acquisition Proposals. The Stockholder shall not take, directly or indirectly, (nor shall the Stockholder authorize or permit its representatives or, to the extent within the Stockholder's control, its affiliates to take) any action to (i) encourage (including by way of furnishing nonpublic information), solicit, initiate or facilitate any Acquisition Proposal (as defined in the Merger Agreement), (ii) enter into any letter of intent, term sheet or other agreement with respect to any Acquisition Proposal or (iii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, however, that nothing in this
Section 3.04 shall prevent the Stockholder, in his capacity as a director or executive officer of the Company from engaging in any activity permitted pursuant to Section 6.04 of the Merger Agreement. The Stockholder shall immediately cease and cause to be terminated all discussions or negotiations commenced prior to the date hereof with respect to any Acquisition Proposal. From and after the date of the execution of this Agreement, the Stockholder will as promptly as practicable communicate to Parent orally and in writing any inquiry received by him relating to any potential Acquisition Proposal and the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that he may receive in respect of any such negotiations or discussions being sought to be initiated with the Company. The Stockholder shall (i) keep Parent fully informed on a prompt basis with respect to any developments with respect to the foregoing and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Acquisition Proposal. In addition, each of the Stockholders who is also an employee of the Company agrees that he will not enter into any employment, consulting or similar arrangement (or participate in any negotiations or discussions concerning such arrangements) with any person other than Parent or the Company prior to termination of this Agreement in accordance with its terms.

      4. Miscellaneous. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect as long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party; neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise); nothing in this Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity; this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York; all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the United States District Court for the Southern District of New York and each of the parties to this Agreement consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York in the event that any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement; EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                    STOCKHOLDERS

                                    /s/ Thomas L. Blair
                                    --------------------------------------------
                                    Thomas L. Blair

                                    /s/ Edward S. Civera
                                    --------------------------------------------
                                    Edward S. Civera

                                    /s/ S. Joseph Bruno
                                    --------------------------------------------
                                    S. Joseph Bruno

                                    /s/ Spiro Karadimas
                                    --------------------------------------------
                                    Spiro Karadimas

                                    /s/ Eduardo V. Feito
                                    --------------------------------------------
                                    Eduardo V. Feito

                                    /s/ John B. Maas
                                    --------------------------------------------
                                    John B. Maas

                                    /s/ Michael A. Smith
                                    --------------------------------------------
                                    Michael A. Smith

                                    /s/ Douglas P. Faucette
                                    --------------------------------------------
                                    Douglas P. Faucette

                                    /s/ Steven B. Epstein
                                    --------------------------------------------
                                    Steven B. Epstein

                                    /s/ David T. Blair
                                    --------------------------------------------
                                    David T. Blair

                                    /s/ James A. Signora
                                    --------------------------------------------
                                    James A. Signora

                                    /s/ Andrew L. Blair
                                    --------------------------------------------
                                    Andrew L. Blair

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                    /s/ Michael P. Donovan
                                    --------------------------------------------
                                    Michael P. Donovan

                                    /s/ Alice M. Blair
                                    --------------------------------------------
                                    Alice M. Blair for Blair Grandchildren
                                    Under the Uniform Gifts to Minors Act

                                    PRINCIPAL MUTUAL HOLDING COMPANY

                              By:   /s/ Thomas J. Graff
                                    --------------------------------------------
                                    Name: Thomas J. Graff

                                    HEALTHEXTRAS

                              By:   /s/ Michael P. Donovan
                                    --------------------------------------------
                                    Name: Michael P. Donovan

                                    SOUTHERN AIRCRAFT LEASING COMPANY

                              By:   /s/ James Hoyt
                                    --------------------------------------------
                                    Name: James Hoyt


                                    STALLION 51

                              By:   /s/ Lee Lauderback
                                    --------------------------------------------
                                    Name: Lee Lauderback

                                  EXHIBIT A

                             LIST OF STOCKHOLDERS

                                                 Number of Shares of Company
                                               Common Stock owned Beneficially
    Name of Stockholder                                  and of Record
    -------------------                        -------------------------------

     Thomas L. Blair                                     2,624,500

     HealthExtras, Inc.                                     40,150

     Southern Aircraft Leasing Corp                         18,500

     Sprio A. Karadimas                                    500,943

     S. Joseph Bruno                                       434,839

     Principal Health Care, Inc.                           850,000

     Steven Epstein                                        370,000

     John Maas                                             168,000

     Eduardo Feito                                         145,000

     David T. Blair                                        135,600

     Michael Smith                                         113,000

     Douglas P. Faucette                                    90,000

     James Signora                                          74,750

     Andrew Blair                                           63,750

     Stallion 51                                            45,000

     Alice M. Blair as trustee under UGMA                   35,000
                                                         ---------
                                                         5,709,032

                                                                       EXHIBIT C


                                                                       EXECUTION
                                                                       COPY




================================================================================


                          AGREEMENT AND PLAN OF MERGER

                                      Among

                                BCE EMERGIS INC.,

                                   JETCO INC.,

                                 UNITED PAYORS &
                           UNITED PROVIDERS, INC. and

                                 THOMAS L. BLAIR


                          Dated as of February 4, 2000



================================================================================

                                TABLE OF CONTENTS

                                                                            Page

                                    ARTICLE I

                                   THE MERGER

1.01.  The Merger..............................................................2
1.02.  Closing.................................................................2
1.03.  Effective Time..........................................................2
1.04.  Effects of the Merger...................................................2
1.05.  Certificate of Incorporation and By-Laws of the
       Surviving Corporation...................................................2
1.06.  Directors and Officers of the Surviving Corporation.....................3

                                   ARTICLE II

                 CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

2.01.  Conversion of Company Common Stock......................................3
2.02.  Dissenting Shares.......................................................4
2.03.  Anti-Dilution Provisions................................................4
2.04.  Surrender of Shares.....................................................4
2.05.  Stock Transfer Books....................................................6
2.06.  Company Stock Options...................................................6
2.07.  Company Warrants........................................................7
2.08.  Application of Certain Amounts of the Principal Stockholder's
       Merger Consideration....................................................7

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.01.  Organization and Qualification; Subsidiaries...........................10
3.02.  Certificate of Incorporation and By-Laws...............................11
3.03.  Capitalization.........................................................11
3.04.  Authority Relative to This Agreement...................................12
3.05.  No Conflict; Required Filings and Consents.............................12
3.06.  Permits; Compliance With Law...........................................14
3.07.  SEC Filings; Financial Statements......................................14
3.08.  Undisclosed Liabilities................................................15
3.09.  Absence of Certain Changes or Events...................................15
3.10.  Absence of Litigation..................................................16
3.11.  Employee Benefit Matters...............................................16
3.12.  Labor Matters..........................................................18

3.13.  Employees of the Company...............................................19
3.14.  Company Material Contracts.............................................19
3.15.  Customers..............................................................21
3.16.  Environmental Matters..................................................21
3.17.  Title to Properties; Absence of Liens and Encumbrances.................22
3.18.  Intellectual Property..................................................22
3.19.  Year 2000 Compliance...................................................25
3.20.  Taxes..................................................................26
3.21.  Insurance..............................................................26
3.22.  Affiliate Transactions.................................................27
3.23.  Managed Care Matters...................................................27
3.24.  State Takeover Statutes................................................27
3.25.  Board Approval; Vote Required..........................................28
3.26.  Opinion of Financial Advisor...........................................28
3.27.  Brokers................................................................28

                                   ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

4.01.  Organization and Qualification; Subsidiaries...........................28
4.02.  Authority Relative to This Agreement...................................29
4.03.  No Conflict; Required Filings and Consents.............................29
4.04.  Financing..............................................................30

                                    ARTICLE V

                    CONDUCT OF BUSINESSES PENDING THE MERGER

5.01.  Conduct of Business by the Company Pending the Merger..................30
5.02.  Notification of Certain Matters........................................33

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

6.01.  Proxy Statement........................................................33
6.02.  Company Stockholders' Meeting..........................................34
6.03.  Access to Information; Confidentiality.................................34
6.04.  No Solicitation of Transactions........................................35
6.05.  Directors' and Officers' Indemnification and Insurance.................36

6.06.  Further Action; Consents; Filings......................................37
6.07.  Public Announcements...................................................38
6.08.  Certain Employee Benefits Matters......................................39
6.09.  HealthExtras Inc.......................................................39
6.10.  Sale of the Company Bank...............................................39
6.11.  Inactive Company Subsidiaries..........................................40
6.12.  Warrants...............................................................40
6.13.  Section 16 Matters.....................................................40

                                   ARTICLE VII

                            CONDITIONS TO THE MERGER

7.01.  Conditions to the Obligations of Each Party............................40
7.02.  Conditions to the Obligations of Parent and Merger Sub.................41
7.03.  Conditions to the Obligations of the Company...........................42

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

8.01.  Termination............................................................43
8.02.  Effect of Termination..................................................44
8.03.  Amendment..............................................................44
8.04.  Waiver.................................................................44
8.05.  Expenses...............................................................45
8.06.  Fees...................................................................45

                                   ARTICLE IX

                            SURVIVAL; INDEMNIFICATION


9.01.  Survival of Representation and Warranties..............................46
9.02.  Indemnification........................................................46
9.03.  Notice of Claim........................................................47
9.04.  Defense................................................................47

                                    ARTICLE X

                               GENERAL PROVISIONS

10.01.  Notices...............................................................48
10.02.  Assignment; Binding Effect; Benefit...................................49
10.03.  Certain Definitions...................................................50
10.04.  Severability..........................................................51
10.05.  Specific Performance..................................................51
10.06.  Governing Law; Forum..................................................51
10.07.  Headings..............................................................51
10.08.  Counterparts..........................................................51
10.09.  Entire Agreement......................................................52
10.10.  Waiver of Jury Trial..................................................52

                            Glossary of Defined Terms

                                                                    Location of
Defined Term                                                        Definition
------------                                                        -----------

Acquisition Proposal................................................ss. 6.04(c)
Action..............................................................ss. 3.10
Adjustment Amounts..................................................ss. 2.08(a)
affiliate...........................................................ss. 10.03(a)
Agreement...........................................................Preamble
Bank Regulatory Agreement...........................................ss. 3.05(c)
Bank Regulatory Authorities.........................................ss. 3.05(b)
Bank Sale...........................................................ss. 6.10(a)
Blue Sky Laws.......................................................ss. 3.05(b)
business day........................................................ss. 10.03(b)
Canadian Securities Laws............................................ss. 3.05(b)
Certificate of Merger...............................................ss. 1.03
Certificates........................................................ss. 2.04(b)
Closing.............................................................ss. 1.02
Closing Date........................................................ss. 1.02
Code................................................................ss. 2.04(f)
Company.............................................................Preamble
Company Bank........................................................ss. 6.06(a)
Company Benefit Plans...............................................ss. 3.11(a)
Company Board Approval..............................................ss. 3.25
Company Common Stock................................................Recitals
Company Disclosure Schedule.........................................ss. 3.01(b)
Company Licensed Intellectual Property..............................ss. 3.18(h)
Company Material Contracts..........................................ss. 3.14(a)
Company Owned Intellectual Property.................................ss. 3.18(h)
Company Permits.....................................................ss. 3.06(a)
Company Preferred Stock.............................................ss. 3.03
Company SEC Reports.................................................ss. 3.07(a)
Company Software....................................................ss. 3.18(h)
Company Stock Option Plan...........................................ss. 2.06(a)
Company Stock Options...............................................ss. 2.06(a)
Company Stockholders' Approval......................................ss. 3.04
Company Stockholders' Meeting.......................................ss. 3.24
Company Subsidiaries................................................ss. 3.01(a)
Company Systems.....................................................ss. 3.19

Confidentiality Agreement...........................................ss. 6.03(b)
control.............................................................ss. 10.03(c)
DGCL................................................................Recitals
Dissenting Shares...................................................ss. 2.02
$ or dollar.........................................................ss. 10.03(i)
Effective Time......................................................ss. 1.03
Employee Amount.....................................................ss. 2.08(a)
Environmental Law...................................................ss. 3.16
Environmental Permits...............................................ss. 3.16
ERISA...............................................................ss. 3.11(a)
ESPP................................................................ss. 2.06(b)
Exchange Act........................................................ss. 3.05(b)
Executive...........................................................ss. 2.08(c)
Executive Agreements................................................Recitals
Executive Employees.................................................Recitals
Expenses............................................................ss. 8.05(a)
FDIC................................................................ss. 3.05(b)
Fee.................................................................ss. 8.06(a)
FRB.................................................................ss. 3.05(b)
Governmental Entity.................................................ss. 3.05(b)
Hazardous Substances................................................ss. 3.16
HealthExtras Option.................................................ss. 6.09(c)
HSR Act.............................................................ss. 3.05(b)
Inactive Company Subsidiaries.......................................ss. 3.01(b)
Indemnified Parties.................................................ss. 6.05(b)
Indemnity Amount....................................................ss. 2.08(a)
Intellectual Property...............................................ss. 3.18(h)
IRS.................................................................ss. 3.11(a)
knowledge...........................................................ss. 10.03(d)
Law.................................................................ss. 3.05(a)
Licenses............................................................ss. 3.18(h)
Liens...............................................................ss. 3.17(b)
Loss................................................................ss. 9.02(b)
JP Morgan...........................................................ss. 3.26
Material Adverse Effect.............................................ss. 10.03(e)
Merger..............................................................Recitals
Merger Consideration................................................ss. 2.01(a)
Merger Sub..........................................................Preamble
Multiemployer Plan..................................................ss. 3.11(b)
Multiple Employer Plan..............................................ss. 3.11(b)
NASDAQ..............................................................ss. 3.05(b)

Note..............................................................ss. 2.07(a)(i)
Optionee..........................................................ss. 2.06(a)
Order.............................................................ss. 7.01(b)
OTS...............................................................ss. 3.05(b)
Parent............................................................Preamble
Parent Indemnified Parties........................................ss. 9.02(a)
Payor.............................................................ss. 3.15
Paying Agent......................................................ss. 2.04(a)
person............................................................ss. 10.03(f)
Principal Stockholder.............................................Preamble
Proxy Statement...................................................ss. 6.01(a)
Representatives...................................................ss. 6.03(a)
Required Consents.................................................ss. 3.05(b)
SEC...............................................................ss. 3.07(a)
Securities Act....................................................ss. 3.05(b)
Software..........................................................ss. 3.18(h)
subsidiary or subsidiaries........................................ss. 10.03(g)
Superior Proposal.................................................ss. 6.04(c)
Surviving Corporation.............................................ss. 1.01
Taxes.............................................................ss. 3.20
Third Party Provisions............................................ss. 10.02
TSE...............................................................ss. 3.05(b)
U.S. GAAP.........................................................ss. 3.07(b)
Voting Agreement..................................................Recitals
Warrants..........................................................ss. 10.03(h)
Year 2000 Compliant...............................................ss. 3.19

                  AGREEMENT AND PLAN OF MERGER dated as of February 4, 2000 (this "Agreement") among BCE EMERGIS INC., a corporation organized under the laws of Canada ("Parent"), JETCO INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), UNITED PAYORS & UNITED PROVIDERS, INC., a Delaware corporation (the "Company"), and THOMAS L. BLAIR (the "Principal Stockholder").

                               W I T N E S S E T H

                  WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the "Merger") in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company ("Company Common Stock"), other than shares of Company Common Stock owned by Parent, Merger Sub or the Company, and other than Dissenting Shares (as defined in Section 2.02 below), will be converted into the right to receive $27.00 per share of Company Common Stock, without interest thereon, as provided for herein;

                  WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent and the Principal Stockholder, along with certain other stockholders of the Company, are entering into a voting agreement (the "Voting Agreement") pursuant to which such stockholders agree to vote to approve the Merger and adopt this Agreement, and to take certain other actions in furtherance of the Merger upon the terms and subject to the conditions set forth in the Voting Agreement;

                  WHEREAS, certain executive officers (the "Executive Employees") continue to be employed by the Company and the Company has executed employment agreements with each of the Executive Employees and has executed a consulting agreement with the Principal Stockholder (such employment agreements and consulting agreement being, collectively, the "Executive Agreements"); and

                  WHEREAS, the Principal Stockholder has agreed to indemnify Parent and Merger Sub in respect of certain matters and has agreed to purchase all of the Company's right, title and interest in and to the Company Bank (as defined herein), in each case as provided for herein;

                  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                    ARTICLE I

                                   THE MERGER

                  SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.03). Following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Company in accordance with the DGCL.

                  SECTION 1.02. Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m. (New York time) at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York on a date to be specified by the parties hereto (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to by the parties hereto.

                  SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required by applicable law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later date or time as is agreed upon by the parties and specified in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

                  SECTION 1.04. Effects of the Merger. The Merger shall have the effects as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

                  SECTION 1.05. Certificate of Incorporation and By-Laws of the Surviving Corporation. (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended, subject to Section 6.05(a), as provided by law and such Certificate of Incorporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is United Payors & United Providers, Inc."

                  (b) Unless otherwise determined by Parent prior to the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

                  SECTION 1.06. Directors and Officers of the Surviving Corporation. (a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their successors are duly elected and qualified, as the case may be.

                  (b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.


                                   ARTICLE II

                 CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

                  SECTION 2.01. Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

                  (a) Conversion of Company Common Stock. Subject to Section
         2.02 and Section 2.04(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled pursuant to Section 2.01(b)) shall be automatically converted into the right to receive $27.00 in cash, without interest thereon (the "Merger Consideration"). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

                  (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or held in the treasury of the Company or any Subsidiary of the Company shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

                  (c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

                  SECTION 2.02. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of such section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under such section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.04, of the certificate or certificates that formerly evidenced such shares. The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

                  SECTION 2.03. Anti-Dilution Provisions. Subject to the terms and conditions of this Agreement, in the event the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, redenomination of share capital or other similar transaction, the Merger Consideration shall be proportionately adjusted to reflect such stock split, stock dividend, recapitalization, reclassification, redenomination of share capital or other similar transaction.

                  SECTION 2.04. Surrender of Shares. (a) Prior to the Effective Time, Merger Sub shall designate a bank or trust company to act as agent (the "Paying Agent") for the holders of shares of Company Common Stock to receive the funds to which such holders shall become entitled pursuant to Section 2.01(a). On or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of shares of Company Common Stock for payment in accordance with this Article II through the Paying Agent, cash required to pay the aggregate Merger Consideration. Such funds shall be invested by the Paying Agent as directed by Parent.

                  (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of shares of Company Common Stock entitled to receive the Merger Consideration pursuant to

Section 2.01(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares of Company Common Stock (the "Certificates") shall pass, only upon proper delivery of the Certificates to the Paying Agent), which shall be in customary form and shall have such other conditions as Parent may reasonably specify and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment equal to the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate formerly evidencing shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer, accompanied by all documents required to effect such transfer and the ownership of such shares by such transferor and evidence that all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered have been paid, or shall have established to the satisfaction of Merger Sub that such taxes either have been paid or are not applicable.

                  (c) No Further Rights in Company Common Stock. The Merger Consideration paid upon conversion of the shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

                  (d) Return of Funds. At any time following the sixth month after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of shares of Company Common Stock (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Law) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them.

                  (e) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock in respect of any Merger Consideration that is delivered to a public official pursuant to any abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to six months after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.05(b)), any such Merger Consideration, to the extent permitted by applicable Law, will become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

                  (f) Withholding. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or any provision of any state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding were made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

                  (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, without any interest thereon.

                  SECTION 2.05. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and, thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except as otherwise provided in this Agreement or by Law.

                  SECTION 2.06. Company Stock Options. (a) At the Effective Time, all outstanding stock options (the "Company Stock Options") issued under the Company's 1996 Stock Option Plan (the "Company Stock Option Plan") shall become vested according to the terms of the Company Stock Option Plan and, at the Effective Time, for each Company Stock Option, the holder of each such Company Stock Option (an "Optionee") shall be entitled to receive, and shall receive, in settlement and cancellation thereof, an amount of cash equal to the product of (A) the difference between the Merger Consideration and the exercise price of each Company Stock Option, and (B) the number of shares of Company Common Stock covered by such Company Stock Option, which payment shall be made to each Optionee as soon as practicable after the Effective Time. As of the Effective Time, the Company shall cause the Company Stock Option Plan to terminate. In the event any Optionee exercises any Company Stock Option prior to the Effective Time, the Company shall deposit and preserve the proceeds from the exercise of any such Company Stock Option in a separate bank account to be established by the Company.

                  (b) Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan, as amended (the "ESPP"), will continue in effect according to its terms until the end of the "offering period" (as such term is defined in the ESPP) ending on March 31, 2000, on which date the Company shall terminate the ESPP and cease making any payroll deductions in connection with the ESPP.

                  SECTION 2.07. Company Warrants. (a) At the Effective Time, the holder of each Warrant (as defined in Section 10.03(a)) shall be entitled to receive, and shall receive, in settlement and cancellation thereof, an amount of cash equal to the product of (A) the difference between the Merger Consideration and the exercise price of each such Warrant, and (B) the number of shares of Company Common Stock covered by such Warrant, which payment shall be made to each such Warrant holder as soon as practicable after the Effective Time. In the event, any holder of a Warrant exercises such Warrant prior to the Effective Time, the Company shall deposit and preserve the proceeds from the exercise of any such Warrant in the bank account to be established by the Company pursuant to Section 2.06(a).

                  SECTION 2.08. Application of Certain Amounts of the Principal Stockholder's Merger Consideration.

                  (a) The aggregate amount of Merger Consideration the Principal Stockholder would be entitled to receive pursuant to Section 2.01(a) in respect of shares of Company Common Stock held by the Principal Stockholder at the Effective Time which shall be paid to the Principal Stockholder in accordance with the other provisions of this Article shall be reduced by the following amounts (such amounts referred to in clauses (i) through (iii) of Section 2.08(a) being referred to collectively as the "Adjustment Amounts"):

                  (i) Subject to any claim Parent may have under the secured promissory note that the Principal Stockholder shall issue to Parent or its designee on or before the Effective Time (the "Note") on the collateral represented by such amount, $5,000,000 shall be retained by Parent, to be released to the Principal Stockholder in accordance with the terms of the consulting agreement executed by the Company and the Principal Stockholder upon the achievement of the goals of the business plan of the Surviving Corporation to the extent reasonably practicable, which business plan shall be developed by Parent prior to the Effective Date;

                  (ii) $3,000,000, representing the "Indemnity Amount", shall be retained by Parent and released to the Principal Stockholder in accordance with this Section 2.08 and Article IX; and

                  (iii) $2,000,000, representing the "Employee Amount", shall be retained by Parent and released to the Principal Shareholder in accordance with this Section 2.08.

                  (b) The Adjustment Amounts retained by Parent shall bear interest at the rate of seven percent per annum, to be calculated annually and paid to the Principal Stockholder on the release of the funds, if any, represented by such Adjustment Amounts in accordance with the provisions of this
Section 2.08(a); provided, however, that the Principal Stockholder shall only be entitled to interest on the actual Adjustment Amounts, if any, released to the Principal Stockholder and not on any Adjustment Amounts retained by Parent in accordance with this Section 2.08 and Article IX.

                  (c) Subject to any claims Parent may have under the Note on the collateral represented by the Employee Amount, if Edward S. Civera (the "Executive") continues to be employed by the Surviving Corporation on the first year anniversary of the Effective Time, $1,000,000 of the Employee Amount, together with any interest thereon, shall be released by Parent to the Principal Stockholder within five business days of such first year anniversary and if the Executive continues to be employed by the Surviving Corporation on the second year anniversary of the Effective Time, the remaining Employee Amount, together with any interest thereon, shall be released by Parent to the Principal Stockholder within five business days of such second year anniversary; provided, however, in the event the Executive's employment with the Surviving Corporation is terminated other than for Cause (as defined in the Executive Agreement) or pursuant to a Voluntary Termination (as defined below) at any time prior to the second year anniversary of the Effective Time, the Employee Amount, together with any interest thereon, shall be released by Parent to the Principal Stockholder within five business days of such termination.

                  For purposes of this Section 2.08(c), the Executive shall be deemed to continue to be employed by the Surviving Corporation unless: (i) the Executive's employment is terminated for Cause by the Surviving Corporation in accordance with his Executive Agreement or (ii) the Executive's employment is terminated by a "Voluntary Termination" as defined below.

                  Voluntary Termination of employment shall be a termination by the Executive of his employment with the Surviving Corporation, but shall not include any termination as a result of:

                  (i)  death or disability;

                  (ii) a termination of employment by the Executive after:

                  (A) a change in control of the Surviving Corporation, including a change in control of any entity directly or indirectly controlling the Surviving Corporation (collectively for purposes of the definition or change in control set forth below, the "Surviving Corporation");

                  (B) a material adverse reduction in the Executive's responsibilities which causes the Executive's position to become one of lesser status within the Surviving Corporation from the Executive's position with the Surviving Corporation immediately following the Effective Time without his consent;

                  (C) a change in the location of the Executive's place of employment of more than 50 miles from Rockville, Maryland without his consent; or

                  (D) a material adverse change in the benefits or perquisites payable to the Executive from those provided immediately after the Effective Time, pursuant to his Executive Agreement unless such material adverse change is imposed on employees of the Surviving Corporation generally.

                  For purpose of this Section 2.08(c), a change in control shall have occurred if:

                           (i) any "person" (as such term is used in Section
                  13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the beneficial owner, directly or indirectly, of securities of the Surviving Corporation representing 50% or more of the combined voting power of the Surviving Corporation's then outstanding securities; or

                           (ii) during any period of twenty-four consecutive
                  months, individuals who at the beginning of such period constitute the Board of Directors of the Surviving Corporation cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by the Surviving Corporation's shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period; or

                           (iii) the stockholders of the Surviving Corporation
                  approve a definitive agreement:

                           (A) for the merger or other business combination of
                  the Surviving Corporation with or into another corporation pursuant to which the Surviving Corporation will not survive or will survive only as a subsidiary of another corporation;

                           (B) for the sale or other disposition of all or
                  substantially all of the assets of the Surviving Corporation;

                           (C) for the merger of another corporation into the
                  Surviving Corporation which survives if, as a result of such merger, less than fifty percent (50%) of the outstanding voting securities of the Surviving Corporation shall be owned in the aggregate immediately after such merger by the owners of the voting shares of the Surviving Corporation outstanding immediately prior to such merger;

                           (D) for the liquidation or dissolution of the
                  Surviving Corporation; or

                           (E) any combination of the foregoing.

                  (d) Subject to any claims Parent may have under the Note on the collateral represented by the Indemnity Amount and subject further to any reductions of the Indemnity Amount under Article IX, Parent shall release to the Principal Stockholder the Indemnity Amount remaining on deposit with Parent within five business days of the first year anniversary of the Effective Time; provided, however, that if a notice of indemnification has been given to the Principal Stockholder prior to the end of such period, the Indemnity Amount shall be retained by Parent and not released to the Principal Stockholder, as long as necessary to permit final resolution of such matter.

                  (e) On or before the Effective Time, Parent shall, or shall cause its designee to, loan to the Principal Stockholder in immediately available funds, the principal amount of the Note, which Parent and the Principal Stockholder reasonably estimate will be $8,000,000. The Principal Stockholder shall repay the principal amount of the Note, together with interest thereon at the rate of seven percent per annum no later than one year from the issue date of the Note.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  Each of the Company and the Principal Stockholder, jointly and severally, hereby represent and warrant to Parent and Merger Sub that:

                  SECTION 3.01. Organization and Qualification; Subsidiaries.
(a) Each of the Company and each subsidiary of the Company (collectively, the "Company Subsidiaries") is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 10.03(e)) or prevent or materially delay the consummation of transactions contemplated by this Agreement. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing or good standing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material

Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  (b) Section 3.01(b) of the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Schedule") sets forth a true and complete list of all the Company Subsidiaries and separately identifies all inactive Company Subsidiaries (the "Inactive Company Subsidiaries"). Except as set forth in Section 3.01 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary directly or indirectly owns, or has outstanding contractual obligations to acquire, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

                  SECTION 3.02. Certificate of Incorporation and By-Laws. The Company has heretofore made available to Parent a complete and correct copy of the Certificate of Incorporation and the By-Laws of the Company, each as amended to date. Such Certificate of Incorporation and By-Laws are in full force and effect. The Company is not in violation of any of the provisions of its Certificate of Incorporation or By-Laws. True and complete copies of all minute books of the Company have been made available by the Company to Parent.

                  SECTION 3.03. Capitalization. The authorized capital stock of the Company consists of 35,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share ("Company Preferred Stock"). As of February 4, 2000, (a) 19,052,939 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (b) 33,000 shares of Company Common Stock are held in the treasury of the Company, (c) no shares of Company Common Stock are held by the Company Subsidiaries, (d) 1,786,500 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Stock Options granted pursuant to the Company Stock Option Plan and (e) 498,000 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Warrants. As of the date hereof, no shares of Company Preferred Stock are issued and outstanding. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The Company has previously provided Parent with a true and complete list, as of the date hereof, of the prices at which outstanding Company Stock Options may be exercised under the applicable Company Stock Option Plan, the number of Company Stock Options outstanding at each such price, the vesting schedule and the expiration date of the Company Stock Options for each holder thereof. There are no other options, warrants or other rights to acquire Company Common Stock. Except as contained in the Voting Agreement or as set forth in Section 3.03 of the Company Disclosure Schedule, there are no outstanding contractual obligations, securities, warrants or undertakings of any kind of the Company or any Company Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption, issuance, sale or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other equity interests in, any Company Subsidiary. Except as set forth in Section 3.03 of the Company Disclosure Schedule, each outstanding share of capital stock of, or other equity interest in, each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned by the Company or another Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Company Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. Except as set forth in Section 3.03 of the Company Disclosure Statement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.

                  SECTION 3.04. Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement other than, with respect to the Merger, the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the "Company Stockholders' Approval") and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

                  SECTION 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any provision of the Certificate of Incorporation or By-Laws of the Company or any equivalent organizational documents of any Company Subsidiary,
(ii) assuming that all consents, approvals, authorizations and permits described in Section 3.05(b) have been obtained and all filings and notifications described in Section 3.05(b) have been made, conflict with or violate any foreign or domestic law, statute, code, ordinance, rule, regulation, order, injunction, writ, stipulation, award, judgment or decree ("Law") applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) except as set forth in Section 3.05(a) of the Company Disclosure Schedule, require any consent or approval under, result in any breach of, any loss of any benefit under or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit (as defined in Section 3.06(a)) or other instrument or obligation, except, with respect to clauses (ii) and (iii) of this Section 3.05(a), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any foreign or domestic governmental, administrative, judicial or regulatory authority (a "Governmental Entity"), except (i) pursuant to the applicable requirements of (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"),
(B) the statutes, regulations, or ordinances enforced by the Office of Thrift Supervision (the "OTS"), the Board of Governors of the Federal Reserve System (the "FRB"), the Federal Deposit Insurance Corporation (the "FDIC"), or the staff thereof (collectively, the "Bank Regulatory Authorities"), (C) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), and state securities or "blue sky" laws ("Blue Sky Laws"), (D) the securities laws, rules, regulations and published policy statements applicable in the Province of Quebec, as applied by the Quebec Securities Commission and other Canadian provincial and territorial regulatory authorities (collectively, the "Canadian Securities Laws"), (E) the rules and regulations of the NASDAQ National Market System ("NASDAQ") and the Toronto Stock Exchange (the "TSE") and
(F) the filing and recordation of the Certificate of Merger as required by the DGCL (collectively, the "Required Consents") and (ii) when the failure to obtain such consents, approvals, authorizations or permits or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  (c) Except as set forth in Section 3.05(c) of the Company Disclosure Schedule, none of the Company or any of the Company Subsidiaries has received any written notification or communication from the Bank Regulatory Authorities (i) asserting that the Company or any of the Company Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Bank Regulatory Authority enforces, which noncompliance, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect,
(ii) threatening to revoke any license, franchise, Company Permit or governmental authorization the loss of which would, individually or in the aggregate, have a Material Adverse Effect or (iii) requiring or threatening to require the Company or any of the Company Subsidiaries, or indicating that the Company or any of the Company Subsidiaries may be required, to adopt a board resolution, to enter into a cease and desist order, agreement or memorandum of understanding, or to enter into any other agreement or arrangement restricting or limiting or purporting to restrict or limit in any manner the operations of the Company or any of the Company Subsidiaries, or requiring the Company or any Company Subsidiary to take or refrain from taking any action, including, without limitation, any restriction on or prior notification relating to the payment of dividends (any such notice, communication, board resolution, memorandum, agreement or order described in this clause (iii) of Section 3.05(c) being referred to as a "Bank Regulatory Agreement"), which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.05(c) of the Company Disclosure Schedule, none of the Company or any of the Company Subsidiaries has consented to or entered into any Bank Regulatory Agreement which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

                  SECTION 3.06. Permits; Compliance With Law. (a) Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company or any Company Subsidiary to own, lease and operate its properties and to carry on its business as it is now being conducted (the "Company Permits"), and all such Company Permits are valid and in full force and effect, except where the failure to have, or the suspension or cancellation of, or the failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  (b) Except as disclosed in Section 3.06(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) any Company Permits, except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  SECTION 3.07. SEC Filings; Financial Statements. (a) The Company has timely filed all registration statements, prospectuses, forms, reports and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") since January 1, 1997 (collectively, the "Company SEC Reports"). As of the respective dates they were filed, (i) the Company SEC Reports were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file any form, report or other document with the SEC.

                  (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) and each presented or will present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which are not expected to be material, individually or in the aggregate). The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in accordance with applicable legal and accounting requirements.

                  (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications (which have not yet been filed with the SEC but which will be required to be filed) to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

                  SECTION 3.08. Undisclosed Liabilities. Except as and to the extent specifically disclosed in the Company SEC Reports filed prior to the date of this Agreement or set forth in Section 3.08 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for liabilities or obligations incurred since December 31, 1998 in the ordinary course of business consistent with past practice and which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  SECTION 3.09. Absence of Certain Changes or Events. Since December 31, 1998 through the date hereof, except as and to the extent set forth in Section 3.09 of the Company Disclosure Schedule or specifically dislcosed in the Company SEC Reports filed prior to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its business only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (a) any event, occurrence, change or effect that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement or (b) any action taken by the Company or any Company Subsidiary during the period from December 31,

1998 through the date hereof that, if taken during the period from the date hereof through the Effective Time, would constitute a breach of any of clauses
(a) through (p) of Section 5.01.

                  SECTION 3.10. Absence of Litigation. Except as specifically disclosed in the Company SEC Reports filed prior to the date of this Agreement or in Section 3.10 of the Company Disclosure Schedule, there is no material litigation, suit, claim, action, proceeding or investigation (an "Action") pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or against any property or asset of the Company or any Company Subsidiary, before any court, arbitrator or Governmental Entity, domestic or foreign. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling, award or other finding which has had or, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

                  SECTION 3.11. Employee Benefit Matters. (a) Plans and Material Documents. Section 3.11(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, consulting, termination, severance or other contracts or agreements, whether legally enforceable or not, to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, consultant, officer or director of the Company or any Company Subsidiary, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under section 4069 of ERISA in the event such plan has been or were to be terminated,
(iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under section 4212(c) of ERISA and (iv) any contracts, arrangements or understandings between the Company or any Company Subsidiary or any of their affiliates and any employee of the Company or any Company Subsidiary relating to a sale of the Company or any Company Subsidiary (collectively, the "Company Benefit Plans"). Each Company Benefit Plan is in writing and, to the knowledge of the Company, the Company has furnished the Parent with a true and complete copy of each Company Benefit Plan and has delivered to Parent a true and complete copy of each material document, if any, prepared in connection with each such Company Benefit Plan, including, without limitation, a copy of (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service ("IRS") Form 5500, (iv) the most recently received IRS determination letter for each such Company Benefit Plan and (v) the most recently prepared actuarial report and financial statement in connection with each such Company Benefit Plan. Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule, there are no other employee benefit plans, programs, arrangements or agreements, whether formal or informal, whether in writing or not, to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, consultant, officer or director of the Company or any Company Subsidiary. Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any other contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

                  (b) Absence of Certain Types of Plans. None of the Company Benefit Plans is a multiemployer plan (within the meaning of section 3(37) or 4001(a)(3) of ERISA) (a "Multiemployer Plan") or a single employer pension plan (within the meaning of section 4001(a)(15) of ERISA) for which the Company or any Company Subsidiary could incur liability under section 4063 or 4064 of ERISA (a "Multiple Employer Plan"). Except as disclosed in Section 3.11(b) of the Company Disclosure Schedule, none of the Company Benefit Plans provides for or promises to any current or former employee, consultant, officer or director of the Company or any Company Subsidiary retiree medical, disability or life insurance benefits.

                  (c) Compliance. Except as disclosed in Section 3.11(c) of the Company Disclosure Schedule, to the knowledge of the Company, each Company Benefit Plan is now and always has been operated in all respects in accordance with its terms and the requirements of all applicable laws and regulations and rules promulgated thereunder, including, without limitation, ERISA and the Code. The Company and all Company Subsidiaries have performed all obligations required to be performed by them under, are not in any respect in default under or in violation of, and have no knowledge of any default or violation by any party with respect to, any Company Benefit Plan. No action, claim or proceeding is pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could give rise to any such action, claim or proceeding.

                  (d) Qualification of Certain Plans. Except as disclosed in
Section 3.11(d) of the Company Disclosure Schedule, each Company Benefit Plan that is intended to be qualified under section 401(a) or 401(k) of the Code has timely received a favorable determination letter from the IRS, covering all of the provisions applicable to the Company Benefit Plan for which determination letters are currently available, stating that the Company Benefit Plan is so qualified and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under section 501(a) of the Code has received a determination letter from the IRS, stating that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust.

                  (e) Absence of Certain Liabilities. Neither the Company nor any Company Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA

(other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, without limitation, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists which could give rise to any such liability.

                  (f) Plan Contributions and Funding. All contributions, premiums or payments required to be made with respect to any Company Benefit Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes, no such deduction has been challenged or disallowed by any Governmental Entity and no fact or event exists which could give rise to any such challenge or disallowance.

                  (g) Severance Payments. Except as disclosed in Section 3.11(g) of the Company Disclosure Schedule, no amounts payable under the Company Benefit Plans solely as a result of the consummation of the transactions contemplated by this Agreement will fail to be deductible for federal income tax purposes by virtue of section 280G of the Code. Except as disclosed in Section 3.11(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, officer or director of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such employee, officer or director, (iii) constitute a "change of control" under any Company Benefit Plan or (iv) accelerate the vesting or the exercisability of any Company Stock Option.

                  SECTION 3.12. Labor Matters. Except as set forth in Section
3.12 of the Company Disclosure Schedule, (a) neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, and currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company or any Company Subsidiary; (b) there are no controversies, strikes, slowdowns or work stoppages pending or, to the best knowledge of the Company after due inquiry, threatened between the Company or any Company Subsidiary and any of their employees, and neither the Company nor any Company Subsidiary has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (c) neither the Company nor any Company Subsidiary has breached or otherwise failed to comply with the provisions of any collective bargaining or union contract and there are no grievances outstanding against the Company or any Company Subsidiary under any such agreement or contract that could have a Material Adverse Effect; (d) there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Entity nor any current union representation questions involving employees of the Company or any Company Subsidiary that could have a Material Adverse Effect; (e) the Company and all Company Subsidiaries are currently in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Entity, have withheld and paid to the appropriate Governmental Entity or are holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of the Company or any Company Subsidiary and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (f) the Company and all Company Subsidiaries have paid in full to all employees, or adequately accrued for in accordance with U.S. GAAP consistently applied, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (g) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Entity with respect to any persons currently or formerly employed by the Company or any Company Subsidiary; (h) neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices; (i) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company or any Company Subsidiary; and (j) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Entity in any jurisdiction in which the Company or any Company Subsidiary has employed or currently employs any person.

                  SECTION 3.13. Employees of the Company. Section 3.13 of the Company Disclosure Schedule lists the name, the place of employment, the current annual salary rates (including descriptions of any raises in the preceding twelve months), total Form W-2 compensation for 1999, deferred or contingent compensation, pension, accrued vacation, "golden parachute" and other like benefits paid or payable (in cash or otherwise) in the year ended December 31, 1999 and the current fiscal year; the date of employment and a description of the position of each current salaried employee and officer of the Company.

                  SECTION 3.14. Company Material Contracts. (a) Sections 3.14(a)(i) through (xii) of the Company Disclosure Schedule set forth a list of the following types of contracts, agreements (including all amendments thereto), commitments and other instruments to which the Company or any Company Subsidiary is a party (such contracts, agreements, commitments and other instruments as are required to be set forth in Sections 3.14(a)(i) through (x) of the Company Disclosure Schedule, together with all contracts, agreements, commitments and other instruments required to be set forth in Sections 3.11, 3.17 and 3.18 of the Company Disclosure Schedule, being the "Company Material Contracts"):

                  (i) each contract, agreement, commitment or other instrument, including, without limitation, each customer and supplier contract which (A) is likely to involve consideration of more than $250,000, in the aggregate, during the fiscal years ending

         December 31, 1999 and December 31, 2000 or (B) is likely to involve consideration of more than $1,000,000, in the aggregate, over the remaining term of such contract, and which, in either case, cannot be canceled by the Company or any Company Subsidiary without penalty or further payment and without more than 60 days' notice;

                  (ii) all contracts, agreements, commitments and instruments relating to indebtedness for borrowed money;

                  (iii) all contracts, agreements, commitments and instruments that would be required to be listed as an exhibit to the Company's Annual Report on Form 10-K under the rules and regulations of the SEC and which were not listed in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and any contracts that would be required to be so listed but for the exception with respect to contracts made in the ordinary course of business;

                  (iv) all contracts, agreements, commitments and instruments that obligate the Company or any Company Subsidiary to make any payments or issue or pay in excess of $100,000 to any employee or consultant or make any payments or issue or pay anything of value to any affiliate, director or officer;

                  (v) all contracts, agreements, commitments and instruments relating to any obligation to engage in a merger, consolidation, business combination, share exchange or business acquisition, or for the purchase or sale of any assets of the Company or any of the Company Subsidiaries other than in the ordinary course of business consistent with past practice;

                  (vi) all contracts, agreements, commitments and instruments that (A) provide for the Company or any Company Subsidiary to be the exclusive provider of any product or service to any person in any geographic area or during any period of time; (B) limit or purport to limit the ability of the Company or any Company Subsidiary to compete in any line of business or with any person in any geographic area or during any period of time; or (C) would, after the Effective Time, limit or otherwise restrict Parent or any subsidiary or affiliate of Parent from engaging or competing in any line of business or in any geographical area;

                  (vii) all contracts, agreements, commitments and instruments that include any indemnification, contribution or support obligations in an amount which would reasonably be expected to exceed $100,000, or which in the aggregate would reasonably be expected to exceed $500,000;

                  (viii) all contracts, agreements, commitments and instruments that obligate capital expenditures involving total payments of more than $250,000;

                  (ix) all contracts, agreements, commitments and instruments that obligate the Company or any Company Subsidiary to issue or sell any capital stock; and

                  (x) other than provider contracts, all contracts and agreements with any Governmental Entity to which the Company or any Company Subsidiary is a party.

                  (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding agreement in full force and effect, and none of the Company Material Contracts is in default by its terms or has been canceled by the other party and no event has occurred that with notice or lapse of time or both would constitute a default; (ii) to the Company's knowledge, no other party is in breach or violation of, or default under, any Company Material Contract; and (iii) no Company or Company Subsidiary is in receipt of any claim of default under any such agreement. The Company has furnished or made available to Parent true and complete copies of all Company Material Contracts, including any amendments thereto.

                  SECTION 3.15. Customers. Section 3.15 of the Company Disclosure Schedule contains a list of the top 20 Payors (as defined below) sorted by 1999 revenue, during the years ended December 31, 1998 and 1999, together with the amounts of revenues from each such customer or client during such years. The Company is not aware of any facts indicating that any of these Payors or any other material customers or clients intend to cease doing business with the Company or any Company Subsidiary or that the Company will incur a material reduction in the amount of the aggregate revenues derived from its top 20 Payors doing business with the Company and the Company Subsidiaries. "Payor" means any insurance company, health maintenance organization, preferred provider organization, independent practice association or other Person to whom medical claims or encounters are submitted.

                  SECTION 3.16. Environmental Matters. Except as described in
Section 3.16 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) the Company and the Company Subsidiaries have not violated and are not in violation of any Environmental Law (as defined below); (b) none of the properties currently or formerly owned, leased or operated by the Company and the Company Subsidiaries (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance (as defined below);
(c) the Company and the Company Subsidiaries are not actually, potentially or allegedly liable for any off-site contamination by Hazardous Substances; (d) the Company and the Company Subsidiaries are not actually, potentially or allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens); (e) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law ("Environmental Permits"); (f) the Company and the Company Subsidiaries are in compliance with their Environmental Permits; and (g) neither the execution of this Agreement nor the consummation of the transactions contemplated herein will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of

Governmental Entities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

                  "Environmental Law" means any federal, state, local or foreign law (A) relating to releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (B) relating to the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) otherwise relating to pollution or protection of the environment, health, safety or natural resources.

                  "Hazardous Substances" means (i) those substances defined in or regulated under the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof;
(iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any substance, material or waste regulated by any federal, state, local or foreign Governmental Entity pursuant to any Environmental Law.

                  SECTION 3.17. Title to Properties; Absence of Liens and Encumbrances. (a) Section 3.17(a)(i) of the Company Disclosure Schedule lists the real property interests owned by the Company and the Company Subsidiaries.
Section 3.17(a)(ii) of the Company Disclosure Schedule lists all real property leases to which the Company or any Company Subsidiary is a party, and each amendment thereto, that provide for annual payments in excess of $250,000. Other than the owned real property identified in Section 3.17(a)(i) of the Company Disclosure Schedule and leaseholds created under the real property leases identified in Section 3.17(a) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have no ownership or leasehold interest in any real property.

                  (b) Each of the Company and the Company Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens, pledges, charges, claims, security interests or other encumbrances of any sort ("Liens"), except for Liens imposed by Law in respect of obligations not yet due, which are owed in respect of taxes or which otherwise are owed to carriers, warehousepersons or laborers, except as reflected in the financial statements contained in the Company SEC Reports and except for such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present or contemplated use, of the property subject thereto or affected thereby.

                  SECTION 3.18. Intellectual Property. (a) Section 3.18 of the Company Disclosure Schedule sets forth a true and complete list of all (i) patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications and domain names included in the Company Owned Intellectual Property, (ii) Company Software,
(iii) Licenses, other than licenses of commercial off-the-shelf, shrink-wrap or click-wrap computer software, and (iv) other material Intellectual Property included in the Company Owned Intellectual Property. Except as set forth in
Section 3.18 of the Company Disclosure Schedule, the Company and the Company Subsidiaries have not granted any license or other rights to any third party with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

                  (b) The Company Owned Intellectual Property and the Company Licensed Intellectual Property include all of the Intellectual Property used in the ordinary day-to-day conduct of the business of the Company and the Company Subsidiaries, and there are no other items of Intellectual Property that are material to the conduct of such business. The Company and the Company Subsidiaries are entitled to use the Company Owned Intellectual Property and the Company Licensed Intellectual Property without limitation, subject only to the terms of the Licenses.

                  (c) The Company or a Company Subsidiary is the exclusive owner of the entire and unencumbered right, title and interest in and to each item of the Company Owned Intellectual Property.

                  (d) The Company Owned Intellectual Property and the Company Licensed Intellectual Property are subsisting, valid and enforceable, and have not been adjudged invalid or unenforceable in whole or in part. The consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any of the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

                  (e) The operation of the business of the Company and the Company Subsidiaries as currently conducted or as contemplated to be conducted by the Company and the Company Subsidiaries, including services provided by, processes used by, or products manufactured, created, developed or sold by the Company and the Company Subsidiaries, the use of the Company Owned Intellectual Property and Company Licensed Intellectual Property in connection therewith and the Company and the Company Subsidiaries' transmission, use, linking and other practices related to its web sites, the content thereof and data do not conflict with, infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party or Law; and no Actions have been asserted, are pending or have been threatened against the Company or a Company subsidiary (i) alleging any of the foregoing, (ii) based upon, challenging, seeking to deny or restrict the use by the Company or any Company Subsidiary of any of the Company Owned Intellectual Property or the Company Licensed Intellectual Property, or (iii) alleging that the Licenses are in conflict with the terms of any license or other agreement. No third party is engaging in any activity that infringes, misappropriates or otherwise violates the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

                  (f) The Company and the Company Subsidiaries have delivered or made available to Parent true and complete copies of all the agreements included in the Licenses, other than licenses of commercial off-the-shelf, shrink-wrap or click-wrap computer software. With respect to each such agreement:

                                    (i) such agreement is valid and binding and
                  in full force and effect and represents the entire agreement between the respective parties with respect to the subject matter of such agreement, and no party to such agreement has made any oral promises or agreements amending, modifying or supplementing such agreements;

                                    (ii) such agreement will not cease to be
                  valid and binding and in full force and effect on terms identical to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such agreement or otherwise give the other party to such agreement a right to terminate, materially modify or accelerate such agreement;

                                    (iii) neither the Company nor any Company
                  Subsidiary has (A) received any notice of termination or cancellation under such agreement, (B) received any notice of breach or default under such agreement, which breach has not been cured, or (C) granted to any other third party any rights, adverse or otherwise, under such agreement that would constitute a breach of such agreement; and

                                    (iv) neither the Company or any Company
                  subsidiary, nor, to the Company or any Company Subsidiary's knowledge, after due inquiry, any other party to such agreement, is in breach or default thereof in any material respect, and no event has occurred that, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under such agreement.

                  (g) The Company Software is free of all viruses, worms, trojan horses and other material known contaminants, and does not contain any bugs, errors, or problems of a material nature that disrupt its operation or have a materially adverse impact on the operation of other software programs or operating systems. The Company and Company Subsidiaries have the right to use all software development tools, library functions, compilers, and other third party software that is material to the business of the Company and Company Subsidiaries, or that is required to operate or modify the Company Software.

                  (h) The Company and the Company Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of their trade secrets and other confidential Intellectual Property. To the knowledge of the Company and the Company Subsidiaries (i) there has been no misappropriation of any material trade secrets or other material confidential Intellectual Property of the Company or the Company Subsidiaries by any person, and (ii) no employee, independent contractor or agent of the Company or the Company Subsidiaries has misappropriated any trade secrets of any other person in the course of such performance as an employee, independent contractor or agent; and (iii) no employee, independent contractor or agent of the Company or the Company Subsidiaries is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property.

                  "Intellectual Property" means (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof, (iii) copyrights and copyrightable works, including registrations and applications for registration thereof, (iv) Software, (v) confidential and proprietary information, including trade secrets, know-how, customer lists, confidential marketing and customer information, and
(vi) intangible property protected by the rights of privacy, person, publicity and endorsement in any jurisdiction.

                  "Company Licensed Intellectual Property" means all Intellectual Property licensed to the Company or any of the Company Subsidiaries by a third party pursuant to the Licenses.

                  "Company Owned Intellectual Property" means all Intellectual Property owned by the Company or any of the Company Subsidiaries.

                  "Company Software" means all Software (i) material to the operation of the business of the Company and the Company Subsidiaries or (ii) manufactured, distributed, sold, licensed or marketed by the Company or any Company Subsidiary.

                  "Licenses" mean all agreements, whether express or implied, and all rights and obligations deriving therefrom, governing (i) licenses of Intellectual Property by the Company or any Company Subsidiary to third parties,
(ii) licenses of Intellectual Property by third parties to the Company or any Company Subsidiary, and (iii) the rights between the Company or any Company Subsidiary and third parties relating to the development or use of Intellectual Property.

                  "Software" means computer software, programs, data, databases in any form, files, applications, including Internet web sites, including content thereof and all links and advertisements contained therein, source code, object code, operating systems, specifications, database management code, data formats, utilities, graphical user interfaces, methods of processing, software engines, platforms, encryption keys and other security features, all versions, conversions, updates, patches, corrections, enhancements and modifications thereof and all related documentation, developer notes, comments and annotations.

                  SECTION 3.19. Year 2000 Compliance. Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Company Systems are Year 2000 Compliant. For purposes hereof, "Company Systems" shall mean all computer hardware, software, Company Software, systems, and equipment (including embedded microcontrollers in non-computer equipment) embedded within or required to operate the current products of the Company and the Company Subsidiaries, and/or material to or necessary for the Company and the Company Subsidiaries to carry on their businesses as currently conducted. For purposes hereof, "Year 2000 Compliant" means that the Company Systems provide uninterrupted millennium functionality in that the Company Systems will record, store, process and present calendar dates falling on or after January 1, 2000 (including, without limitation, February 29, 2000 and all other intercalary dates occurring after the year 2000), in the same manner and with the same accuracy and functionality as the Company Systems record, store, process, and present calendar dates falling on or before December 31, 1999.

                  SECTION 3.20. Taxes. Except as set forth in Section 3.20 of the Company Disclosure Schedule, (a) the Company and each of the Company Subsidiaries have timely filed or will timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of the Company and the Company Subsidiaries, (b) all Taxes that are due prior to the Effective Time have been paid or will be paid, (c) no deficiency for any material amount of Tax has been asserted or assessed by a taxing authority against the Company or any of the Company Subsidiaries, (d) the Company and each of the Company Subsidiaries have provided adequate reserves in their financial statements in accordance with U.S. GAAP for any Taxes that have not been paid, whether or not shown as being due on any returns, (e) neither the Company nor any of the Company Subsidiaries has any income reportable for a Taxable period ending after the date on which the Effective Time occurs that is attributable to an activity or a transaction occurring in or a change in accounting method made for a period ending on or prior to the date on which the Effective Time occurs, including, without limitation, any adjustment pursuant to section 481 of the Code and (f) neither the Company nor any of the Company Subsidiaries has made an election under section 341(f) of the Code. As used in this Agreement, "Taxes" shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation (i) taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes; (iii) license, registration and documentation fees; and
(iv) customers' duties, tariffs and similar charges.

                  SECTION 3.21. Insurance. (a) Section 3.21(a) of the Company Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Company Subsidiary has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time within the past two years, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged. All material insurable risks of the Company and the Company Subsidiaries in respect of the businesses of each are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which the Company and the Company Subsidiaries are engaged.

                  (b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

                  (c) At no time subsequent to January 1, 1997 has the Company or any Company Subsidiary (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 3.21(a) of the Company Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

                  SECTION 3.22. Affiliate Transactions. Except as disclosed in
Section 3.22 of the Company Disclosure Schedule, there are no contracts, commitments, agreements, arrangements or other transactions between the Company or any of the Company Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of the Company Subsidiaries, (ii) record or beneficial owner of 5% or more of the voting securities of the Company or (iii) affiliate (as such term is defined in regulation 12b-2 under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

                  SECTION 3.23. Managed Care Matters. Except as described in
Section 3.23 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) the Company and the Company Subsidiaries have not been and are not subject to any federal or state laws pertaining to entities which deliver health care or managed care and related administrative operations, including, without limitation (i) the federal Fraud and Abuse Statute set forth in 42 U.S.C.A. 1320a-7b(b) or similar state laws, (ii) the federal False Claims Act set forth in 42 U.S.C.A. 1320a-7b or similar state laws, (iii) state corporate practice of medicine laws, and (iv) state "any willing provider" laws;
(b) the Company and the Company Subsidiaries have not contracted with any health care providers who have violated or are in violation of state licensing or credentialing laws; (c) the Company and the Company Subsidiaries are in compliance with all applicable (i) state utilization review laws and (ii) state medical privacy laws; and (d) the Company and the Company Subsidiaries are not fiduciaries as such term is defined in Section 404 of ERISA, applicable Department of Labor regulations and relevant caselaw with respect to the provision of any services to ERISA welfare plans and are not subject to Sections 404 or 406 of ERISA.

                  SECTION 3.24. State Takeover Statutes. (a) Except for section 203 of the DGCL, no "fair price", "moratorium", "control share acquisition" or other similar anti-takeover statute or regulation is applicable, by reason of the Company's being a party to the Merger or this Agreement or the transactions contemplated hereby or thereby or by reason of the execution by certain stockholders of the Voting Agreement and the transactions contemplated thereby. Neither the Company nor any of the Company Subsidiaries is a party to any "stockholder rights" plan or any similar anti-takeover plan or device.

                  (b) Prior to the time this Agreement was executed, the Board of Directors of the Company has taken all action necessary, if any, to exempt under or make not subject to section 203 of the DGCL (i) the execution of this Agreement, (ii) the Merger and (iii) the other transactions contemplated hereby and by the Voting Agreement.

                  SECTION 3.25. Board Approval; Vote Required. The Board of Directors of the Company, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way on or prior to the date hereof (the "Company Board Approval"), has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Merger, and determined that the execution, delivery and performance of this Agreement is advisable and (iii) recommended that the stockholders of the Company approve the Merger and adopt this Agreement and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company's stockholders at a meeting of the Company's stockholders (the "Company Stockholders' Meeting").

                  SECTION 3.26. Opinion of Financial Advisor. The Company has received the written opinion of J.P. Morgan & Company Inc. ("JP Morgan") dated the date of this Agreement to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company's stockholders from a financial point of view, a copy of which opinion has been delivered to Parent.

                  SECTION 3.27. Brokers. No broker, finder or investment banker (other than Morgan Stanley) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has heretofore made available to Parent a complete and correct copy of all agreements between the Company and JP

Morgan pursuant to which JP Morgan would be entitled to any payment relating to the Merger or any other transactions.


                                   ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

                  Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

                  SECTION 4.01. Organization and Qualification; Subsidiaries. Parent is a corporation duly organized and validly existing under the laws of Canada, Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of Parent and Merger Sub has all requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  SECTION 4.02. Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Voting Agreement, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated by this Agreement and the Voting Agreement. The execution and delivery of each of this Agreement and the Voting Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement and the Voting Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. Each of this Agreement and the Voting Agreement has been duly authorized and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

                  SECTION 4.03. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by each of Parent and Merger Sub and of the Voting Agreement by Parent do not, and the performance of this Agreement and the Voting Agreement by Parent will not, (i) conflict with or violate any provision of the Articles of Incorporation or By-Laws of Parent, the Certificate of Incorporation or By-Laws of Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) require any consent or approval under, result in any breach of, any loss of any benefit under or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except, with respect to clauses (ii) and (iii) of this Section 4.03(a), for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  (b) The execution and delivery of this Agreement by each of Parent and Merger Sub and of the Voting Agreement by Parent do not, and the performance of this Agreement by each of Parent and Merger Sub and of the Voting Agreement by Parent will not require any consent, approval, authorization or permit of, or filing with or notification to any Governmental Entity, except (i) for the Required Consents and (ii) when the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not prevent or materially delay the consummation of the transactions contemplated by this Agreement.

                  SECTION 4.04. Financing. Parent has, or shall have, sufficient funds to cause Merger Sub to pay the aggregate Merger Consideration in connection with the Merger and consummate the Merger and has previously made available to the Company commitment letters from its lenders in respect thereof.


                                    ARTICLE V

                    CONDUCT OF BUSINESSES PENDING THE MERGER

                  SECTION 5.01. Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing, the businesses of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice, and the Company shall use its reasonable best efforts to preserve substantially intact its business organization, maintain its rights and keep available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers, licensors, licensees and other persons with which the Company or any Company Subsidiary has significant business relations.

                  By way of amplification and not limitation, except as set forth in Section 5.01 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, neither the Company nor any Company Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent:

                  (a) amend or otherwise change its Certificate of Incorporation or By-Laws or equivalent organizational documents;

                  (b) (i) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, granting, transfer or encumbrance of, any shares of capital stock of, or other equity interest in, the Company or any Company Subsidiary of any class, or securities convertible into or exchangeable for any shares of such capital stock or other equity interest, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interest or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary (except for (A) the issuance of Company Common Stock upon the exercise, in accordance with their terms, of the Company Stock Options, (B) the issuance of a maximum of 498,000 shares of Company Common Stock issuable pursuant to Warrants, or (C) the issuance of shares of Company Common Stock pursuant to the ESPP, in respect of payroll deductions under the ESPP that occur until the end of the offering period ending on March 31, 2000) or (ii) except in the ordinary course of business consistent with past practice, sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, licensing, guarantee or encumbrance of, any material property or assets of the Company or any Company Subsidiary;

                  (c) (i) sell, assign, or grant any security interest in and to any item of the Company Owned Intellectual Property or Company Licensed Intellectual Property, in whole or in part, (ii) grant any licenses with respect to any Company Owned Intellectual Property, other than grants of licenses of Company Software to the customers of the Company and Company Subsidiaries to whom the Company and Company Subsidiaries license such Company Software in the ordinary course of their business,
         (iii) develop, create or invent any Intellectual Property jointly with any third party, or (iv) disclose, or allow to be disclosed, any confidential Company Owned Intellectual Property, unless such Company Owned Intellectual Property is subject to a confidentiality or non-disclosure covenant satisfactory to Parent protecting against disclosure thereof;

                  (d) authorize, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or in any other form, with respect to any of its capital stock (other than dividends paid by wholly owned Company Subsidiaries to the Company or to other wholly owned Company Subsidiaries) or enter into any agreement with respect to the voting of its capital stock, other than a distribution contemplated by Section 6.10;

                  (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

                  (f) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof of any assets;

                  (g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible to, the obligations of any person, or make any loans, advances or capital contributions to any person;

                  (h) enter into any contract that would become a Company Material Contract other than provider and payor contracts in the ordinary course of business, or modify, amend or terminate any Company Material Contract other than modifications, amendments or terminations in the ordinary course of business consistent with past practice;

                  (i) make or authorize any capital expenditures, other than capital expenditures reflected in the Company's capital expenditure budget for the fiscal year ending December 31, 2000 previously delivered by the Company to Parent;

                  (j) waive any stock repurchase or acceleration rights, amend or change the terms of any options or restricted stock, or reprice options granted under any Company Stock Option Plan or authorize cash payments in exchange for any options granted under any such plans;

                  (k) (i) increase the compensation payable or to become payable to its directors, officers or employees (except for increases in accordance with past practice and consistent with current budgets in salaries or wages of officers and employees of the Company or any Company Subsidiary), (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, (iii) take any affirmative action to accelerate the vesting of any stock-based compensation, or (iv) hire or retain any person if such person's aggregate annual compensation is expected to be in excess of $150,000;

                  (l) settle any material Action other than any settlement which involves the payment of damages that are not material and does not involve injunctive or other equitable relief;

                  (m) make or revoke any material Tax election, adopt or change any method of Tax accounting, settle any material Tax liabilities or take any action with respect to the computation of Taxes or the preparation of Tax returns that is inconsistent with past practice;

                  (n) take any action, other than as required by U.S. GAAP or by the SEC, with respect to accounting principles or procedures, including, without limitation, any revaluation of assets;

                  (o) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in
         Article VII not being satisfied, except any action permissible under
         Section 6.04 or other action as may be required by applicable Law; or

                  (p) announce an intention to authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing.

                  SECTION 5.02. Notification of Certain Matters. Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause (A) any representation or warranty contained in this Agreement to be untrue or inaccurate or (B) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and (ii) any failure of Parent or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.02 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.


                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

                  SECTION 6.01. Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare and the Company shall file with the SEC a proxy statement (together with all amendments or supplements thereto, the "Proxy Statement") relating to the Company Stockholders' Meeting to be held in connection with the Merger. Each of Parent and the Company shall use all reasonable efforts to cause the Proxy Statement to be cleared by the SEC as promptly as practicable after such filing, and the Company shall use all reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC. Subject to Section 6.04(d), the Proxy Statement shall include the Company Board Approval.

                  (b) No amendment or supplement to the Proxy Statement will be made by the Company without the approval of Parent (such approval not to be unreasonably withheld or delayed). The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

                  (c) The information supplied by Parent for inclusion in the Proxy Statement shall not at (i) the time the Proxy Statement is cleared by the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, (iii) the time of the Company Stockholders' Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any subsidiary of Parent, or any of their respective officers or directors, that should be set forth in an amendment or a supplement to the Proxy Statement should be discovered by Parent, Parent shall promptly inform the Company thereof. All documents that Parent is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material aspects with the applicable requirements of the Exchange Act.

                  (d) The information supplied by the Company for inclusion in the Proxy Statement shall not, at (i) the time the Proxy Statement is cleared by the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company, (iii) the time of the Company Stockholders' Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or any of their respective officers or directors, that should be set forth in an amendment or a supplement to the Proxy Statement should be discovered by the Company, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act.

                  SECTION 6.02. Company Stockholders' Meeting. The Company shall call and hold the Company Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of the Merger and this Agreement and the Company shall use its reasonable best efforts to hold the Company Stockholders' Meeting as soon as practicable after the date on which the Proxy Statement is cleared by the SEC. The Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the Merger and this

Agreement and shall take all other action advisable to secure the vote or consent of stockholders of the Company. Without limiting the generality of the foregoing, the Company agrees that it shall continue to be obligated to call and hold a meeting pursuant to the first sentence of this Section 6.02 even if the withdrawal or modification in any adverse manner of its approval or recommendation of this Agreement is permitted under Section 6.04(d).

                  SECTION 6.03. Access to Information; Confidentiality. (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any Company Subsidiary is a party (which the Company shall use reasonable best efforts to cause the counterparty thereto to waive) or pursuant to applicable Law, from the date of this Agreement to the Effective Time, the Company shall (and shall cause its subsidiaries to): (i) provide to Parent (and to the officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (together, "Representatives") of Parent) access, at reasonable times upon prior notice, to its officers, employees, agents, properties, offices and other facilities and to its books and records; and (ii) furnish promptly to Parent such information concerning its business, properties, contracts, assets, liabilities, personnel and other aspects as Parent or its Representatives may reasonably request.

                  (b) Parent shall comply with, and shall cause its Representatives to comply with, all of their obligations under the Confidentiality Agreement dated January 24, 2000 (the "Confidentiality Agreement") between the Company and Parent. All information obtained by Parent pursuant to paragraph (a) above shall be subject to the Confidentiality Agreement.

                  SECTION 6.04. No Solicitation of Transactions. (a) Neither the Company nor any of the Company Subsidiaries shall, directly or indirectly, take (nor shall the Company authorize or permit its Representatives or, to the extent within the Company's control, other affiliates to take) any action to (i) encourage (including by way of furnishing nonpublic information), solicit, initiate or facilitate any Acquisition Proposal (as defined in Section 6.04(c)),
(ii) enter into any letter of intent, term sheet or other agreement with respect to any Acquisition Proposal or (iii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the obtaining of the Company Stockholders' Approval, the Board of Directors of the Company determines in good faith, based on the advice of outside counsel, that it is necessary to do so to discharge properly its fiduciary duties to stockholders, the Company may, in response to a Superior Proposal (as defined below) and subject to such party's compliance with Section 6.04(b), (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Superior Proposal pursuant to a customary confidentiality agreement the terms of which are no less favorable to the Company than the terms of the Confidentiality Agreement and (B) participate in discussions with respect to such Superior Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.04(a) by any Representative of the Company shall be deemed to be a breach of this Section 6.04(a) by the

Company. The Company shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal and promptly request that all confidential information furnished on behalf of the Company be returned.

                  (b) The Company will as promptly as practicable communicate to Parent orally and in writing any inquiry received by it relating to any potential Acquisition Proposal and the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such negotiations or discussions being sought to be initiated with it. The Company shall (i) keep Parent fully informed on a prompt basis with respect to any developments with respect to the foregoing and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Acquisition Proposal.

                  (c) "Acquisition Proposal" means any offer or proposal concerning any (i) merger, consolidation, business combination or similar transaction involving the Company, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company or the Company Subsidiaries representing 10% or more of the consolidated assets of the Company and the Company Subsidiaries, (iii) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities ) of the Company or (iv) transaction in which any person shall acquire beneficial ownership (as such term is defined in rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership of any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the outstanding voting capital stock of the Company. "Superior Proposal" means a bona fide Acquisition Proposal made by a third party which was not solicited by the Company, its subsidiaries, Representatives or other affiliates and which, in the good faith judgment of the Company's Board of Directors, taking into account the various legal, financial and regulatory aspects of the proposal and the person making such proposal, (A) if accepted, is reasonably likely to be consummated, and (B) if consummated, is reasonably likely to result in a transaction that is more favorable to the Company's stockholders, from a financial point of view, than the transactions contemplated by this Agreement.

                  (d) Neither the Company nor the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of Directors or such committee of the adoption and approval of the Merger and the matters to be considered at the Company Stockholders' Meeting, (ii) other than the Merger, approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) other than the Merger, cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. Nothing contained in this Section 6.04 shall prohibit the Company (A) from taking and disclosing to its stockholders a position contemplated by rule 14d-9 or rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, based on the advice of outside counsel, failure to so disclose would result in a violation of applicable Law, or (B) in the event that a Superior Proposal is made, from withdrawing or modifying its recommendation of the Merger no earlier than two business days following written notice to Parent of its intention to do so, so long as the Company continues to comply with all other provisions of this Agreement, including, without limitation, Section 6.02.

                  SECTION 6.05. Directors' and Officers' Indemnification and Insurance. (a) The Certificate of Incorporation of the Surviving Corporation shall contain the provisions that are set forth, as of the date of this Agreement, in Article X of the Certificate of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees, fiduciaries or agents of the Company.

                  (b) The Company shall, to the fullest extent permitted under applicable Law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless, each present and former director or officer of the Company and each Company Subsidiary and each such person who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring before the Effective Time (including the transactions contemplated by this Agreement).

                  (c) For a period of three years after the Effective Time, the Surviving Corporation shall use its reasonable best efforts to maintain in effect the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies reasonably satisfactory to the Indemnified Parties of at least the same coverage containing terms and conditions that are no less advantageous) with respect to claims arising from facts or events that occurred prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(c) more than an amount per year equal to 150% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be approximately $135,000 per year in the aggregate).

                  (d) In the event the Surviving Corporation or any successors thereof (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation honor the indemnification obligations set forth in this Section 6.05.

                  SECTION 6.06. Further Action; Consents; Filings. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement that are necessary to obtain the Required Consents; provided, however, that nothing in this Section 6.06(a) shall require Parent to agree to
(x) the imposition of any conditions or (y) the requirement of any divestiture, other than the divestiture of the Baltimore American Savings Bank, F.S.B. (the "Company Bank") in accordance with the terms of the Agreement. The parties hereto shall cooperate with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith. Without limiting the generality of the Parent's and the Company's undertakings in Section 6.06(a), Parent, the Principal Stockholder and the Company shall act promptly to obtain the consent of the Bank Regulatory Authorities under any law, rule or regulation enforced or promulgated by such Bank Regulatory Authorities to the transfer and assignment to the Principal Stockholder at the Effective Time of all of the Company's right, title and interest in and to the Company Bank and shall take all other action necessary to effect such transfer.

                  (b) (i) The Company shall give any notices to third parties, and use its reasonable best efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (B) required to be disclosed in the Company Disclosure Schedule or (C) required to prevent a Material Adverse Effect from occurring prior to or after the Effective Time.

                  (ii) In the event that the Company shall fail to obtain any third party consent described in clause (i) above, the Company shall use its reasonable best efforts, and shall take any such actions reasonably requested by Parent, to minimize any adverse effect upon the Company and Parent and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

                  (c) From the date of this Agreement until the Effective Time, the Company shall promptly notify Parent in writing of any pending or, to the knowledge of the Company, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (i) challenging or seeking material damages in connection with the Merger or the conversion of Company Common Stock into the Merger Consideration pursuant to the Merger, (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limiting the right of Parent or its subsidiaries to own or operate all or any portion of the businesses or assets of the Company or its subsidiaries, or (iii) which could reasonably be expected to have a Material Adverse Effect.

                  SECTION 6.07. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, each of Parent and the Company shall consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

                  SECTION 6.08. Certain Employee Benefits Matters. For a period of one year following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide employee benefits that, in the aggregate, are not substantially less favorable than the employee benefit plans, programs, contracts and arrangements of the Company and the Subsidiaries as in effect immediately prior to the Effective Time and that have been disclosed to Parent; provided, however, that, except to the extent required pursuant to Section 2.06, Parent and the Surviving Corporation shall not be required to provide employee benefits in respect of stock options, stock purchase rights, restricted stock, phantom stock or other stock-based compensation. To the extent that the length of service is relevant for purposes of eligibility, participation or vesting under any employee benefit plan, program or arrangement established or maintained by the Company, employees of the Surviving Company shall be credited with service accrued prior to the Effective Time with the Company and the Company Subsidiaries to the extent such service was recognized by the Company under such plans; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any benefit.

                  SECTION 6.09. HealthExtras Inc. (a) At the option of Parent, upon notice to the Company and the Principal Stockholder, the Company prior to the Closing shall cause the termination of all contracts, commitments, guarantees, agreements or arrangements (except for the HealthExtras Option (as defined below)) between the Company or any Company Subsidiary and HealthExtras Inc., including, without limitation, the network access contract expiring December 31, 2003 and the administrative services contract expiring December 31, 2001.

                  (b) In the event Parent exercises its option pursuant to
Section 6.09(a), the Principal Stockholder shall use his best efforts to cause to be terminated prior to the Closing, all such contracts, commitments, guarantees, agreements or other arrangements referred to in Section 6.09(a).

                  (c) The Principal Stockholder shall not rescind and hereby waives any right to terminate the option agreement between the Principal Stockholder and the Company, dated October 8, 1999, whereby the Company was granted an option (the "HealthExtras Option") to purchase 4,330,000 shares of HealthExtras Inc. for an aggregate exercise price of $4,000,000.

                  SECTION 6.10. Sale of the Company Bank. (a) Subject to the approval of the Bank Regulatory Authorities, on or prior to the Closing, the Principal Stockholder shall purchase all of the Company's right, title and interest in and to the outstanding capital stock of Quantum Financial Holdings, Inc. and Baltimore American Savings Bank, F.S.B., and the Company shall transfer and assign such interest to the Principal Stockholder (the "Bank Sale") for a purchase price of the greater of $8,400,000 or the book-value of such capital stock at such date to be paid in immediately available funds at Closing. All existing liabilities of the Company Bank shall remain with the Company Bank after the Bank Sale. The Company and the Principal Stockholder agree that each party shall bear its own expenses in connection with the Bank Sale.

                  (b) Prior to the Bank Sale, the Company shall, and shall cause each Company Subsidiary to, terminate or repay, as the case may be, all contracts, agreements, commitments or other instruments between such party and the Company Bank, including, without limitation, all contracts, agreements, commitments or other instruments relating to indebtedness for borrowed money, and any indemnification, contribution or support obligations in respect of the Company Bank, but not including normal depository relationships in the ordinary course of business on prevailing terms in the marketplace.

                  (c) In the event that the Bank Regulatory Authorities do not approve the Bank Sale, Parent shall cooperate with the Company and the Principal Stockholder to determine alternative means of divesting the Bank from the Company, including, by way of a spin-off, dividend or pro rata distribution of the Bank to the Company's stockholders; provided, however, that Parent shall not obliged to agree to any such alternative means of divesting the Company Bank, if the Company's expenses under such alternative proposal would reasonably be expected to be greater than the expenses of the Company and the Principal Stockholder pursuant to Section 6.10(a) or the period of time required to effect such alternative proposal would materially delay consummation of the Merger.

                  SECTION 6.11. Inactive Company Subsidiaries. Prior to the Closing, the Company shall use it best efforts to dissolve or otherwise terminate the corporate existence of the Inactive Company Subsidiaries and, prior to the Closing, shall inform Parent of the status of such dissolutions.

                  SECTION 6.12. Warrants. Prior to the Closing, the Company shall cause the holders of the Warrants to consent to receive the cash consideration set forth in Section 2.07.

                  SECTION 6.13. Section 16 Matters. Prior to the Effective Time, Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.


                                   ARTICLE VII

                            CONDITIONS TO THE MERGER

                  SECTION 7.01. Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

                  (a) Company Stockholders' Approval. The Company Stockholders' Approval shall have been obtained.

                  (b) No Order. No Governmental Entity, nor any court of competent jurisdiction or arbitrator, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, injunction, executive order or award (whether temporary, preliminary or permanent) (collectively, "Order") that is in effect, pending or threatened and has, or would have, the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or any other transactions contemplated by this Agreement.

                  (c) Antitrust Waiting Periods. Any waiting period (and any extensions thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

                  SECTION 7.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

                  (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, except that those representations and warranties that address matters only as of a particular date shall remain true and correct in all material respects as of such date (provided that any representation or warranty that is qualified by materiality or Material Adverse Effect shall be true in all respects as of the date hereof and as of the Effective Time, or as of such particular date, as the case may be), and Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

                  (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

                  (c) Consents. All filings required to be made prior to the Closing with, and all consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from and made with all Governmental Entities and all consents from third parties under any Company Material Contract or other material agreement, contract, license, lease or other instrument to which the Company or any Company Subsidiary is a party or by which it is bound required as a result of the transactions contemplated by this Agreement shall have been obtained.

                  (d) Material Adverse Effect. There shall have been no circumstance, event, occurrence, change or effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect since the date of this Agreement.

                  (e) Actions. No Action shall have been brought and remain pending by any Governmental Entity or other person, entity or group that (i) seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or (ii) would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

                  (f) Executive Agreements. The Executive Agreements shall be in full force and effect.

                  (g) First Health Group Litigation. There shall have been no material adverse development in the Company's litigation with First Health Group Corporation.

                  (h) Divestiture of the Company Bank. In accordance with all applicable Law, the Company shall have transferred and assigned or otherwise divested all of its right, title and interest in and to the Company Bank.

                  (i) Dissenting Shares. The aggregate number of Dissenting Shares shall constitute less than 15% of all shares of Company Common Stock as of the date of the Company Stockholders' Meeting.

                  SECTION 7.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

                  (a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time, except that those representations and warranties that address matters only as of a particular date shall remain true and correct in all material respects as of the date hereof and as of such date (provided that any representation or warranty that is qualified by materiality shall be true in all respects as of the Effective Time, or as of such particular date, as the case may be), and the Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

                  (b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and the Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.


                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

                  SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the stockholders of the Company, as follows:

                  (a) by mutual consent of Parent and the Company;

                  (b) by either Parent or the Company, if the Effective Time shall not have occurred on or before August 31, 2000; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose action or failure to act has caused the failure of the Merger to occur on or before such date;

                  (c) by either Parent or the Company, if there shall be any Order of a Governmental Entity which is final and nonappealable preventing the consummation of the Merger; provided that the provisions of this Section 8.01(c) shall not be available to any party whose failure to fulfill its obligations hereunder shall have been the cause of, or shall have resulted in, such Order;

                  (d) by Parent if (i) the Board of Directors of the Company withholds, withdraws, modifies or changes the Company Board Approval in a manner adverse to Parent, or shall have resolved to do so, (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company a Superior Proposal or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Superior Proposal, (iii) the Company shall have failed to include the Company Board Approval in the Proxy Statement, (iv) the Company's Board of Directors fails to reaffirm its recommendation in favor of the approval of the Merger and this Agreement within five business days after Parent requests in writing that such recommendation be reaffirmed, (v) the Company shall have breached its obligations under
         Section 6.04 or (vi) a tender offer or exchange offer for 20% or more of the outstanding shares of stock of the Company is commenced, and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

                  (e) by either Parent or the Company if this Agreement shall fail to receive the requisite vote for approval at the Company Stockholders' Meeting;

                  (f) by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in either Section 7.02(a) or (b) would not be satisfied; provided, however, that if such breach is curable by the Company through the exercise of its best efforts and for as long as the Company continues to exercise such best efforts, Parent may not terminate this Agreement under this Section 8.01(f); or

                  (g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case in such a way that the conditions set forth in either Section 7.03(a) or (b) would not be satisfied; provided, however, that if such breach is curable by Parent and Merger

         Subsidiary through the exercise of their respective best efforts and for as long as Parent and Merger Subsidiary continue to exercise such best efforts, the Company may not terminate this Agreement under this
         Section 8.01(g).

                  SECTION 8.02. Effect of Termination. Except as provided in
Section 9.01, in the event of termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of Parent, Merger Sub or the Company or any of their officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties set forth in Section 8.05; provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

                  SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after the approval of the Merger and this Agreement by the stockholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended, except by an instrument in writing signed by the parties hereto.

                  SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                  SECTION 8.05. Expenses. (a) Except as set forth in Section 8.06, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction is consummated. "Expenses", as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred or accrued by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals (including, without limitation, any advertising expenses), any filings relating to the Required Consents or other similar regulations and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

                  (b) If this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b) or Section 8.01(c) due to the failure to divest the Company Bank in accordance with all Laws by the date of such termination, the Company shall reimburse each of

Parent and Merger Sub (not later than one business day after submission of statements therefor) for all Expenses up to $750,000 in the aggregate; provided that in the event the Company is required to pay the Fee pursuant to Section 8.06(a), the Company may deduct from such Fee any Expenses paid by the Company pursuant to this Section 8.05(b).

                  SECTION 8.06. Fees. (a) The Company agrees to pay to Parent (such payment to be made prior to the occurrence of any event described in clause (x) or (y) thereof in the case of termination by the Company pursuant to clause (ii) below or within two business days of a request from Parent in the case of termination by Parent pursuant to clause (i) or (ii) below) a fee equal to $22,000,000 (the "Fee") if:

                  (i) Parent terminates this Agreement pursuant to Section 8.01(d); or

                  (ii) (A) Parent or the Company terminates this Agreement pursuant to Section 8.01(e), (B) prior to the time of such termination an Acquisition Proposal had been made, and (C) on or prior to the twelve month anniversary of the termination of this Agreement the Company or any of its subsidiaries or affiliates (x) enters into an agreement or letter of intent (or if the Company's Board of Directors resolves or announces an intention to do so) with respect to any Acquisition Proposal with any person, entity or group or (y) consummates any transaction pursuant to an Acquisition Proposal with any person, entity or group.

                  (b) In the event that the Company shall fail to pay the Fee or any Expenses when due, the Company shall reimburse Parent for all Expenses incurred or accrued by Parent in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Fee and Expenses, commencing on the date that such Fee or Expenses became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in The City of New York, as such bank's Prime Rate, plus 1.00%.


                                   ARTICLE IX

                            SURVIVAL; INDEMNIFICATION

                  SECTION 9.01. Survival of Representation and Warranties. (a) The representations and warranties of the Principal Stockholder contained in this Agreement shall not be extinguished by the Closing but shall survive for a period of one year following the Closing Date; provided that:

                  (i) the representations and warranties contained in Sections 3.01, 3.03, 3.04 and 3.26 shall survive the Closing Date without limitation;

                  (ii) the representations and warranties obtained in Section
         3.16 shall survive for a period of six years following the Closing Date; and

                  (iii) the representations and warranties contained in Section
         3.20 shall terminate ninety days following the expiration of the applicable statute of limitations with respect to the assertion of any claim in respect thereof by any Governmental Entity or other party.

                  (b) Any indemnification obligation of any party under any representation or warranty set forth in this Agreement will terminate as of the date set forth in Section 9.01(a) for the termination of the applicable representation warranty, except for matters as to which notice is given prior to the end of such period, in which event indemnification shall survive as long as necessary to permit the final resolution of such matter.

                  SECTION 9.02. Indemnification. (a) Subject to the limitations set forth in Section 9.02(c), the Principal Stockholder shall indemnify, defend and hold harmless Parent, Merger Sub and the Surviving Corporation from and against any and all Losses (as defined below) suffered or incurred by any of Parent, Merger Sub or the Surviving Corporation or any successors or assigns thereof (the "Parent Indemnified Parties") as a result of, or with respect to:

                  (i) any breach or inaccuracy of any representation or warranty of the Principal Stockholder set forth in this Agreement, whether such breach or inaccuracy exists or is made on the date of this Agreement or as of the Closing Date; and

                  (ii) any breach of or noncompliance by the Company with any covenant or agreement of the Company contained in this Agreement.

                  (b) "Loss" shall mean any loss, damage, liability, cost or expense including, without limitation, any interest, fine, penalty, criminal or civil judgment or settlement, court costs, reasonable attorneys' and expert witnesses' fees, reasonable accountants' fees, disbursements and expenses, and any indemnification or similar payments required to be made to officers, directors, employees or agents under duly enacted charter provisions or bylaws, board resolutions or undertakings, commitments or other understandings or under applicable corporate law, together with interest thereon from the later of the Closing Date and the date suffered or incurred.

                  (c) No amounts of indemnity shall be payable as a result of any claim made pursuant to Section 9.02(a)(i) unless and until the Persons making claims thereunder shall have suffered, incurred, sustained or become subject to indemnifiable Losses in the aggregate in excess of $1,000,000, in which case the Parent Indemnified Parties shall be entitled to recover all Losses incurred, up to and exceeding such amount; and in no event shall the amount of indemnification payable by the Principal Stockholder to the Parent Indemnified Parties for any claims pursuant to Section 9.02(a)(i) exceed $3,000,000. In determining whether any amount of indemnification is payable for any claim made pursuant to Section 9.02(a), any materiality or Material Adverse Effect qualifier in the relevant representation and warranty shall be disregarded.

                  SECTION 9.03. Notice of Claim. The Parent Indemnified Parties shall promptly notify the Principal Stockholder, in writing, of any claim for recovery, specifying in reasonable detail the nature of the Loss, the facts that form the basis of the Loss and, if known, the amount, or an estimate of the amount, of the liability arising therefrom. The Parent Indemnified Parties shall provide to the Principal Stockholder as promptly as practicable thereafter information and documentation reasonably requested by the Principal Stockholder to support and verify the claim asserted, unless the Parent Indemnified Parties have been advised by counsel that there are no reasonable grounds to assert the joint defense privilege with respect to such information and documentation. A notice of claim furnished by the Parent Indemnified Parties under this Section
9.03 shall also be deemed to constitute timely notice by the Parent Indemnified Parties of any claim that may at any time thereafter be made by any Person claiming entitlement to indemnity under any charter, bylaws or other governing documents or any board resolutions, undertakings, commitments or other understandings, with respect to the state of facts or circumstances which gave rise to the claim by the Parent Indemnified Parties which is the subject of such notice.

                  SECTION 9.04. Defense. (a) If the facts pertaining to a Loss arise out of the claim of any third party, or if there is any claim against a third party available by virtue of the circumstances of the Loss, the Principal Stockholder may assume the defense or the prosecution thereof by written notice to the Parent Indemnified Parties agreeing to indemnify and defend the Parent Indemnified Parties from and against all indemnifiable Losses under this Article IX arising from such claim; provided that the third party claim seeks only monetary damages and does not seek injunctive or other relief against the Parent Indemnified Parties.

                  (b) If the Principal Stockholder agrees to assume the defense and prosecution of such claim, then the Parent Indemnified Parties shall have no further obligation with respect to such claim. In any such case, the Parent Indemnified Parties shall have the right to employ counsel separate from counsel employed by the Principal Stockholder in any such action and to participate therein and the fees and expenses of such counsel employed by the Parent Indemnified Parties shall be at the Principal Stockholders' expense. The Principal Stockholder shall not agree to a settlement of any claim without the Parent Indemnified Parties' prior written consent, which consent shall not be unreasonably withheld in light of the Parent Indemnified Parties' circumstances.

                  (c) If the Principal Stockholder shall not assume the defense and prosecution of any such claim, the Parent Indemnified Parties shall keep the Principal Stockholder reasonably informed of the progress of any proceedings relating to such claim and shall consult regularly with the Principal Stockholder with respect thereto and shall not agree to a settlement of such claim without the Principal Stockholder's prior written consent, which consent shall not be unreasonably withheld in light of the Principal Stockholder's circumstances.

                  (d) All parties hereto shall cooperate in the defense or prosecution of any third party claim and shall furnish all witnesses and testimony, records, materials and other information, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.


                                    ARTICLE X

                               GENERAL PROVISIONS

                  SECTION 10.01. Notices. All notices and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

                  if to Parent or Merger Sub:

                           BCE Emergis Inc.
                           155 Rene-Levesque Boulevard West
                           Montreal, Quebec
                           H3B 4T3 Canada
                           Facsimile No.: (514) 868-2340
                           Attention:  Corporate Secretary

                  with a copy to:

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY 10022
                           Facsimile No.:  (212) 848-7179
                           Attention:  John J. Madden

                  if to the Company:

                           United Payors & United Providers, Inc.
                           2275 Research Boulevard
                           Sixth Floor
                           Rockville, MD 20850
                           Facsimile No.:  (301) 921-2400
                           Attention:  Edward S. Civera

                  with a copy to:

                           Muldoon, Murphy & Faucette LLP
                           5101 Wisconsin Avenue, N.W.
                           Washington, DC  20016
                           Facsimile No.:  (202) 966-9409
                           Attention:  Thomas Haggerty


                  if to the Principal Stockholder:

                           Thomas L. Blair
                           c/o United Payors & United Providers, Inc.
                           2275 Research Boulevard
                           Sixth Floor
                           Rockville, MD 20850
                           Facsimile No.: (301) 921-2400

                  SECTION 10.02. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may assign its rights (but not its obligations) to a wholly owned subsidiary of Parent without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 6.05 (the "Third Party Provisions"), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced by the beneficiaries thereof.

                  SECTION 10.03. Certain Definitions. For purposes of this Agreement, the term:

                  (a) "affiliate" of a specified person means a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such specified person;

                  (b) "business day" means any day on which both the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or a Sunday) on which banks are not required or authorized to close in The City of New York;

                  (c) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

                  (d) "knowledge" means the actual knowledge of any executive officer (determined in accordance with rule 16a-1(f) under the Exchange
         Act), after due inquiry;

                  (e) "Material Adverse Effect" means any circumstance, event, occurrence, change or effect that materially and adversely affects the business, operations, properties, condition (financial or otherwise), assets (tangible or intangible), liabilities (including contingent liabilities) or results of operations of the Company and the Company Subsidiaries taken as a whole;

                  (f) "person" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in section 13(d)(3) of the Exchange Act), trust, association or entity or government, or political subdivision, agency or instrumentality of a government;

                  (g) "subsidiary" or "subsidiaries" of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation partnership, joint venture or other legal entity;

                  (h) "Warrants" means the warrants to purchase 252,000 shares of Company Common Stock expiring October 24, 2000 and the option to purchase 246,000 shares of Company Common Stock expiring November 20, 2001, at an exercise price of $10.67 and $8.34, respectively, per share of Company Common Stock; and

                  (i) "$" or "dollar" means a United States dollar.

                  SECTION 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect as long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

                  SECTION 10.05. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  SECTION 10.06. Governing Law; Forum. Except to the extent that the Merger is mandatorily governed by the DGCL, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state and without regard to any applicable conflicts of law principles. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the United States District Court for the Southern District of New York. Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York in the event that any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action in relation to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than the United States District Court for the Southern District of New York.

                  SECTION 10.07. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 10.08. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 10.09. Entire Agreement. This Agreement, the Voting Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

                  SECTION 10.10. Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

                  IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed by their officers thereunto duly authorized and the Principal Stockholder has executed this Agreement, in each case as of the date first written above.


                                           BCE EMERGIS INC.


                                           By: /s/ W. Brian Edwards
                                               ---------------------------------
                                               Name:  W. Brian Edwards
                                               Title: President & CEO


                                               JETCO INC.


                                               By: /s/ Francois Cote
                                                   -----------------------------
                                                   Name:  Francois Cote
                                                   Title: Chairman & President


                                               UNITED PAYORS & UNITED
                                               PROVIDERS INC.


                                               By: /s/ Edward S. Civera
                                                   -----------------------------
                                                   Name:  Edward S. Civera
                                                   Title: Co-CEO & President





                                               /s/ Thomas L. Blair
                                               ---------------------------------
                                               THOMAS L. BLAIR

                                                                       EXHIBIT D


                                                                  EXECUTION COPY

                                OPTION AGREEMENT

                   OPTION AGREEMENT, dated as of February 4, 2000 (this "Agreement"), in favor of BCE EMERGIS, INC., a corporation organized under the laws of Canada ("Parent") and JETCO INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Subsidiary"), granted by Thomas L. Blair, Chairman and Co-Chief Executive Officer of the Company ("TLB") and Edward S. Civera, President and Co-Chief Executive Officer of the Company ("ESC");

                   WHEREAS, Parent, Subsidiary and United Payors & United Providers, Inc., a Delaware corporation (the "Company") propose to enter into an Agreement and Plan of Merger, dated as of even date herewith (as the same may be amended from time to time, the "Merger Agreement"; capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement), which provides, upon the terms and subject to the conditions thereof, for the merger of Subsidiary with and into the Company (the "Merger"); and

                   WHEREAS, TLB has the right to purchase at any time, and is obligated to purchase on or before February 25, 2003, 4,500,000 shares (the "Trust Shares") of the Company common stock, par value $.01 per share (the "Shares"), from Independent Divestment Trust (the "Trust") under that certain Securities Purchase Agreement (the "SPA") by and between the Trust and TLB dated as of February 25, 1999.

                   WHEREAS, Capital Z Financial Services Fund, II, L.P. ("Capital Z") has an option from TLB to purchase 2,250,000 Shares from TLB (the "Capital Z Option");

                   WHEREAS, ESC has employee stock options under the Company's 1996 Stock Option Plan (the "ESC Stock Options") to purchase 640,625 Shares (the "Executive Shares"), which such ESC Stock Options are exercisable at any time by ESC upon payment of the exercise price for such ESC Stock Options;

                   NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                   1. Exercise of Capital Z Option. In the event that Capital Z notifies TLB of its exercise of the Capital Z Option, TLB, in his capacity as a stockholder of the Company, shall exercise his right to purchase Shares under the Trust and shall deliver 2,250,000 Shares to Capital Z from the Trust Shares. TLB shall notify Parent and Subsidiary of any such notice of exercise of the Capital Z Option.

                   2. Trust Option. (a) Subject to the provisions of this
Section 2, TLB grants to Parent and Subsidiary an irrevocable option (the "Trust Option") to require TLB to purchase 2,250,000 Trust Shares, at the price per Share set forth in the SPA. The Trust Option may be exercised by Parent or Subsidiary, in whole or in part, at any time and from time to time by delivery of written notice during the period commencing on the date of exercise of the Capital Z Option and ending on the date of the first to occur of (i) the Effective Time and (ii) (A) 180 days after the termination of the Merger Agreement in case of termination pursuant to Sections 8.01(d) or 8.01(e) of the Merger Agreement, or (B) on the date of termination in the case of termination of the Merger Agreement for any other reason (the "Trust Exercise Period").

                   (b) If Parent wishes to exercise the Trust Option, Parent shall send a written notice at any time during the Trust Exercise Period to TLB of its intention to exercise the Trust Option, specifying the total number of the Trust Shares that TLB shall be required to purchase. Following receipt of notice from Parent, TLB shall promptly notify Parent in writing of the purchase price per Share (the "Purchase Price"). TLB shall not be obliged to purchase such Trust Shares unless Parent makes available by way of loan to TLB the cash funds sufficient to satisfy the aggregate Purchase Price for such Trust Shares.

                   (c) The closing of the purchase of such Trust Shares (the "Trust Closing") shall occur within five business days of the date on which Parent delivers a written notice to TLB specifying the number of Trust Shares to be purchased by TLB. At the Trust Closing Parent shall advance to TLB, by way of loan, cash in an amount equal to the product obtained by multiplying (i) such number of the Trust Shares as to which the Trust Option is exercised and (ii) the Purchase Price per Trust Share (such cash amount being, the "TLB Loan"). The TLB Loan, together with accrued and unpaid interest thereon calculated at a rate of seven percent per annum, shall be repaid prior to the earlier of (x) the Closing (as defined in the Merger Agreement) and (y) the termination of the Merger Agreement.

                   (d) At the Trust Closing, as collateral security for the prompt payment in full when due of the obligations of TLB to repay the TLB Loan, TLB shall pledge and grant to Parent a first priority security interest in all of TLB's right, title and interest in and to the Trust Shares purchased at the Trust Closing.

                   3. Executive Option. (a) ESC grants to Parent and Subsidiary an irrevocable option (the "Executive Option") to require ESC to purchase 640,625 Executive Shares, at the price per Share set forth in the ESC Stock Options. The Executive Option may be exercised by Parent or Subsidiary, in whole or in part, at any time and from time to time by delivery of written notice during the period commencing on the date of any Acquisition Proposal (as defined in the Merger Agreement) and ending on the date of the first to occur of (i) the Effective Time and (ii) (A) 180 days after the termination of the Merger Agreement in case of termination pursuant to Sections 8.01(d) or 8.01(e) of the Merger Agreement, or (B) on the date of termination in the case of termination of the Merger Agreement for any other reason (the "Trust Exercise Period").

                   (b) If Parent wishes to exercise the Executive Option, Parent shall send a written notice at any time during the Trust Exercise Period to ESC of its intention to exercise the Executive Option, specifying the total number of Executive Shares that ESC shall be required to purchase. Following receipt of notice from Parent, ESC shall promptly notify Parent in writing of the Purchase Price. ESC shall not be obliged to purchase such Executive Shares unless Parent makes available by way of loan to ESC the cash funds sufficient to satisfy the aggregate Purchase Price for such Executive Shares and to pay any applicable taxes.

                   (c) The closing of the purchase of such Executive Shares (the "Executive Closing") shall occur within five business days of the date on which Parent delivers a written notice to ESC specifying the number of Executive Shares to be purchased by ESC. At the Executive Closing, Parent shall advance to ESC, by way of loan, cash in an amount equal to the product obtained by multiplying (i) such number of the Executive Shares as to which the Executive Option is exercised and (ii) the Purchase Price per Executive Share (such cash amount being, the "ESC Loan") plus an amount sufficient to pay any applicable taxes. The ESC Loan, together with accrued and unpaid interest thereon calculated at a rate of seven percent per annum, shall be repaid prior to the earlier of (x) the Closing (as defined in the Merger Agreement) and (y) the termination of the Merger Agreement.

                   (d) At the Executive Closing, as collateral security for the prompt payment in full when due of the obligations of ESC to repay the ESC Loan, ESC shall pledge and grant to Parent a first priority security interest in all of ESC's right, title and interest in and to all of the Executive Shares purchased at the Executive Closing.

                   4. Transfer of Shares. Except as provided in Section 1, neither TLB nor ESC shall, directly or indirectly, (a) sell, pledge or otherwise dispose of or encumber any or all of the Trust Shares or the Executive Shares subject to the Trust Option and the Executive Option, respectively, (b) deposit any such Trust Shares or Executive Shares into a voting trust or enter into a voting agreement or arrangement with respect to any such Trust Shares or Executive Shares or grant any proxy with respect thereto or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any such Trust Shares or Executive Shares.

                   5. Voting of Shares. Each of TLB and ESC agree that any Trust Shares or Executive Shares purchased by TLB or ESC pursuant to this Agreement shall be subject to the obligations and restrictions set forth in the voting agreement, dated the date hereof, among TLB, ESC and certain other stockholders of the Company, in favor of Parent and Subsidiary.

                   6. Authorization. TLB and ESC each hereby represent and warrant and covenant to Parent as follows: (a) each of TLB and ESC has all legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by each of TLB and ESC and, assuming its due authorization, execution and delivery by each of Parent and Subsidiary, constitutes a legal, valid and binding obligation of such person, enforceable against TLB and ESC in accordance with its terms, (c) (i) TLB has taken all necessary action to authorize and permit granting the Trust Option and a first priority security interest to Parent in respect of any purchased Trust Shares pursuant to this Agreement and the grant of the Trust Option by TLB does not, and the exercise of the Trust Option by Parent will not, result in any breach under the SPA and (ii) ESC has taken all necessary action to authorize and permit granting the Executive Option and a first priority security interest to Parent in respect of any purchased Executive Shares pursuant to this Agreement and the grant of the Executive Option by ESC does not, and the exercise of the Executive Option by Parent will not, result in any breach under the ESC Stock Options.

                   7. Miscellaneous. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect as long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party; neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise); nothing in this Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity; this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York; all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the United States District Court for the Southern District of New York and each of the parties to this Agreement consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York in the event that any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement; EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

                   IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

                                                   /s/ Thomas L. Blair
                                                  ------------------------------
                                                       THOMAS L. BLAIR

                                                   /s/ Edward S. Civera
                                                  ------------------------------
                                                       EDWARD S. CIVERA

                                                                       Exhibit E

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated February [ ], 2000 ("Schedule 13D"), with respect to the shares of common stock, par value $0.01 per share of United Payors & United Providers, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of dated February 14, 2000.

                                        BCE EMERGIS INC.

                                        By  /s/ Monique Mercier
                                          ------------------------------------
                                          Name:  Monique Mercier
                                          Title: Senior Vice President Law and
                                                 Corporate Secretary

                                        JETCO INC.

                                        By   /s/ Francois Cote
                                           ------------------------------------
                                           Name:  Francois Cote
                                           Title: President and Chairman

                                        BCE INC.

                                        By   /s/ Marc J. Ryan
                                           ------------------------------------
                                           Name:  Marc J. Ryan
                                           Title: Corporate Secretary

                                        3588513 CANADA INC.

                                        By   /s/ Marc J. Ryan
                                           ------------------------------------
                                        Name:  Marc J. Ryan
                                        Title: Secretary



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